EXHIBIT 10.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS THAT INFORMATION AS PRIVATE OR CONFIDENTIAL.

ASSET PURCHASE AGREEMENT

by and between

HOOSIER ENERGY RURAL ELECTRIC COOPERATIVE, INC.

as Seller,

and

HALLADOR POWER COMPANY, LLC

as Purchaser

Dated as of February 14, 2022

APPENDICES
APPENDIX A	Form of Assignment and Assumption Agreement and Bill of Sale
APPENDIX B	Form of Limited Warranty Deed
APPENDIX C	Form of Power Purchase Agreement
APPENDIX D	Form of Joint Operations Agreement
APPENDIX E	Permit Transition Plan
APPENDIX F	Description of Purchaser and Seller Easements
APPENDIX G	Form of Transition Services Agreement
APPENDIX H	Form of Master Amendment

SCHEDULES
Schedule 2.01(a)(i)	Acquired Real Property
Schedule 2.01(a)(ii)	Assumed Contracts
Schedule 2.01(a)(iii)	Retained Assumed Environmental Liabilities Claims
Schedule 2.01(a)(v)	Acquired Permits
Schedule 2.01(a)(vi)	Acquired Interconnection Facilities
Schedule 2.01(a)(vii)	Generating Facility
Schedule 2.01(a)(viii)	Operating CA Landfill
Schedule 2.01(a)(ix)	Acquired Equipment
Schedule 2.01(a)(xi)	Acquired Assets Claims
Schedule 2.02(a)	Excluded Transmission Assets
Schedule 4.03	Seller Approvals
Schedule 4.03(b)	Required Regulatory Approvals
Schedule 4.04	Compliance with Laws and Orders
Schedule 4.05	Proceedings

Schedule 4.06(c)	Condition of Acquired Assets
Schedule 4.08(a)	Title to Real Property
Schedule 4.08(b)	Real Property Proceedings
Schedule 4.09	Taxes
Schedule 4.10(a)	Environmental Matters
Schedule 4.10(b)	Environmental Matters
Schedule 4.11	Labor and Employment Matters
Schedule 6.02	Conduct of Business
Schedule 6.03	Certain Restrictions
Schedule 6.03(b)	Excluded Equipment and Inventory
Schedule 6.12(a)	Employee Matters

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of February 14, 2022 (the “Effective Date”), by and between Hoosier Energy Rural Electric Cooperative, Inc., a rural electric membership corporation organized and existing under the laws of the State of Indiana (“Seller”), and Hallador Power Company, LLC, a Delaware limited liability company (“Purchaser”).

RECITALS:

WHEREAS, Seller owns (or will own prior to the Closing (as defined below)) the Acquired Assets (as defined below).

WHEREAS, Seller and an Affiliate of Purchaser have entered into a series of agreements whereby Purchaser’s Affiliate (as defined below) has acquired rights to the GIAs (as defined below).

WHEREAS, Seller desires to sell, transfer and assign to Purchaser, and Purchaser desires to purchase from Seller, all of Seller’s right, title and interest in and to the Acquired Assets, and Purchaser has agreed to assume certain related liabilities of Seller, on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, Purchaser and Seller agree as follows:

ARTICLE I.
DEFINITIONS

1.01    Definitions

As used in this Agreement, the following defined terms have the meanings indicated below:

“AAA” has the meaning ascribed thereto in Section 11.13(b).

“Acquired Assets” has the meaning ascribed thereto in Section 2.01.

“Acquired Interconnection Facilities” has the meaning ascribed thereto in Section 2.01(a)(vi).

“Acquired Permits” means the Permits to be transferred to Purchaser, as described on Schedule 2.01(a)(v).

“Acquired Real Property” means the parcels of real property (including any mineral interests held by Seller therein including but not limited to minerals that are unknown or unrecoverable on the Effective Date and on the Closing Date, without regard to the origin or source, and all subsurface rights), Purchaser Easements, and Seller Easements, all as set forth on Schedule 2.01(a)(i), and all right, title and interest of Seller to appurtenances thereto, but not including any fixtures or improvements thereon that constitute part of the Excluded Assets.

“Actual Costs” has the meaning ascribed thereto in Section 6.09(a)(iv)(A).

“Ad Valorem Taxes” means all Taxes imposed on a periodic basis and calculated by reference to the value of the Acquired Assets, including real property and personal property Taxes, motor vehicle -related Taxes, and substitutes therefor, but excluding Transfer Taxes.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified; provided, however, that no member of Seller shall be considered an “Affiliate” of Seller. For purposes of this definition, “control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or ownership interests, by Contract or otherwise, and specifically with respect to a corporation, partnership or limited liability company, means direct or indirect ownership of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Agreement” has the meaning ascribed thereto in the preamble to this Agreement.

“Allocation Objection Notice” has the meaning ascribed thereto in Section 3.06.

“Assignment and Assumption Agreement and Bill of Sale” means an Assignment and Assumption Agreement and Bill of Sale, substantially in the form attached hereto as Appendix A, with respect to the applicable Acquired Assets.

“Assumed Contracts” has the meaning ascribed thereto in Section 2.01(a)(ii).

“Assumed Environmental Liabilities” has the meaning ascribed thereto in Section 2.03(b).

“Assumed Liabilities” has the meaning ascribed thereto in Section 2.03(a).

“Available Employees” has the meaning ascribed thereto in Section 6.12(a).

“Average Delivered Cost of Coal” means the average price per ton of coal as delivered or deliverable January 1 through December 31, 2022, subject to the applicable quality adjustment, under the Existing Coal Supply Agreement, plus the applicable transportation costs under the Railroad Transportation Agreement with Indiana Railroad Company, dated as of December 20, 2021, allocated on a pro rata basis.

“Business” means the ownership and operation of the Generating Facility and the use thereof.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in Bloomington, Indiana are authorized or obligated to close.

“Capacity” means the output level, expressed in megawatts, that the Generating Facility, or the components of equipment thereof, is capable, as of a given moment, of continuously producing and making available, taking into account the operating condition of the equipment at that time, the auxiliary loads and other relevant factors. Capacity includes all installed capacity and unforced capacity attributed to the Generating Facility by MISO or any Governmental Authority, or that is commonly sold or saleable to third parties.

“Cause” has the meaning ascribed thereto in the definition of “Losses.”

“Claiming Party” has the meaning ascribed thereto in Section 9.05(a).

“Closing” has the meaning ascribed thereto in Section 3.01.

“Closing Date” has the meaning ascribed thereto in Section 3.01.

“Coal Inventory” has the meaning ascribed thereto in Section 2.01(a)(xii).

“Code” means the Internal Revenue Code of 1986, as may be amended, modified, supplemented or replaced from time to time.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of January 27, 2020 between Hallador Energy Company, a Colorado corporation and an Affiliate of Purchaser, and Seller, as amended to date.

“Contract” means any written or oral contract, agreement, lease, license, evidence of indebtedness, mortgage, indenture, security agreement, purchase order, binding bid, letter of credit or other legally binding document or arrangement.

“Corrective Update” has the meaning ascribed thereto in Section 11.14(c).

“Credit Support” means any credit support that Seller or any of its Affiliates is obligated to provide under the terms of any Permit or applicable Law with respect to the Acquired Assets.

“Data Room” has the meaning ascribed thereto in Section 1.02.

“Deed” means a limited warranty deed, substantially in the form attached hereto as Appendix B, with respect to the Acquired Real Property, but not including the Purchaser Easements or the Seller Easements.

“Direct Claim” has the meaning ascribed thereto in Section 9.05(a).

“Dispute” has the meaning ascribed thereto in Section 11.13(a).

“Effective Date” has the meaning ascribed thereto in the preamble to this Agreement.

“Environmental Laws” means any and all Laws with respect to pollution or protection of the environment, natural resources, public health and safety, including (a) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource); or (b) the treatment, storage, disposal or remediation of Hazardous Substances.

“Environmental Reports” means any and all written assessments, reports, or studies obtained by Purchaser prior to the Closing pursuant to Section 6.01(f) as evidenced by the list of all such assessments, reports or studies previously provided by Purchaser.

“EPA” means the U.S. Environmental Protection Agency and any successor agency thereto.

“Equipment” means the machinery (mobile or otherwise, including fork lifts, cranes, locomotive engines), office equipment (excluding computers, servers and computer equipment unless such computers, servers and computer equipment is integral to the operation, maintenance or ownership of the Generating Facility), generators, transformers, pumps, fittings, tools, furniture, furnishings, meters and metering equipment, capital spares, equipment and other similar items that are not Inventory, owned and used or held for use by Seller exclusively in the operation or conduct of the Business, but excluding any Excluded Assets.

“Excluded Assets” has the meaning ascribed thereto in Section 2.02.

“Excluded Liabilities” has the meaning ascribed thereto in Section 2.04.

“Excluded Records” has the meaning ascribed thereto in Section 2.02(d).

“Excluded Transmission Assets” has the meaning ascribed thereto in Section 2.02(a).

“Existing Coal Supplier” means [***].

“Existing Coal Supply Agreement” means [***].

“Federal Power Act” or the “FPA” means the Federal Power Act, as amended, and the rules and regulations promulgated thereunder.

“FERC” means the Federal Energy Regulatory Commission or any successor thereto, and any committee, division or unit thereof.

“Fundamental Representations” means, collectively, Seller Fundamental Representations and Purchaser Fundamental Representations.

“GAAP” means generally accepted accounting principles in the United States.

“Generating Facility” has the meaning ascribed thereto in Section 2.01(a)(vii).

“GIAs” means, collectively, the Generator Interconnection Agreement dated May 21, 2021, by and between Seller as the interconnection customer, Seller as the transmission owner and MISO as the transmission provider, as assigned to Phoenix 820, LLC, as interconnection customer, whereby Unit 1 of Merom Station is interconnected with the transmission system under MISO’s functional control, and the Generator Interconnection Agreement dated May 21, 2021, by and between Seller as the interconnection customer, Seller as the transmission owner and MISO as the transmission provider, as assigned to Phoenix 500, LLC, as interconnection customer, whereby Unit 2 of Merom Station is interconnected with the transmission system under MISO’s functional control.

“Governmental Authority” means any entity exercising executive, legislative, judicial, regulatory, Tax or administrative functions of or pertaining to government, including any governmental authority, agency, department, board, commission or instrumentality of the United States or of any state of the United States, city, county or political subdivision, and any tribunal, court or public or private arbitrator(s) of competent jurisdiction, including zoning, planning and subdivision authorities, agencies, departments, boards, commissions or instrumentalities, including NERC and MISO.

“Hazardous Substance” means any substance or material listed, defined or classified as a hazardous substance, hazardous material, extremely hazardous substance, toxic substance, or hazardous waste or for which liability may be imposed under any applicable Law, including petroleum and petroleum products, polychlorinated biphenyls, per and polyfluoroalkyl substances, asbestos-containing materials, radioactive materials, flammables and explosives.

“HSR Act” has the meaning ascribed thereto in Section 6.15.

“IDEM” means the Indiana Department of Environmental Management.

“Income Taxes” means any Tax imposed on, or measured by, income, franchise, profits or gross receipts or any similar Taxes.

“Indenture” means that certain Indenture of Mortgage, Security Agreement and Financing Statement, dated as of December 21, 2010, between Seller, as Grantor, and U.S. Bank National Association, as Trustee, as supplemented.

“Independent Accounting Firm” means CliftonLarsonAllen LLP, or if such firm declines to act as the Independent Accounting Firm, an independent accounting firm of national reputation that is selected by mutual agreement of Seller and Purchaser or, if Seller and Purchaser do not reach mutual agreement on the independent accounting firm to be selected within five (5) days after either Party first receives written notice from the other Party requesting such mutual agreement in connection with a requirement for such Independent Accounting Firm under this Agreement, then Purchaser shall designate one firm of independent public accountants of good standing and Seller shall designate another firm of independent public accountants of good standing, and the representatives of such firms shall select a third firm of independent public accountants of good standing, which third firm shall serve as the independent accounting firm for purposes of this Agreement.

“Interim Period” means the period beginning on the Effective Date and ending on the earlier of the Closing Date or the date of any termination of this Agreement.

“Interim Update” has the meaning ascribed thereto in Section 11.14(c).

“Inventory” means, subject to Section 6.02, any and all fuel, supplies, materials, parts, spare parts and other items of inventory at the Acquired Real Property and intended to be used at the Generating Facility in the ordinary course of the conduct of the Business, and other goods and other similar items of movable property related to the foregoing.

“Key Employees” means, with respect to Seller, Karl Back (Plant Manager), Chad Cornelius (Engineering Manager), Kyle Foli (Safety & Training, Generation), Bob Forbus (Operations Manager), Kriss Miller (Manager, Regulatory Compliance), Tony Weitekamp (Maintenance Manager), Chris Blunk (Human Resources) and Angie Lee (Environmental).

“Knowledge of Seller” means the actual knowledge of Rob Horton and Will Kaufman, and with respect to (i) Section 4.06, also including the actual knowledge of Karl Back and (ii) the definition of “Unknown Existing Environmental Issues” and Section 4.10, also including the actual knowledge of Angie Lee and Lon Petts, in each case after due inquiry or investigation. Further, such individuals shall be deemed to have actual knowledge of the contents of all books, records, reports, proposals, analyses, investigations, sampling data, cost estimates, correspondence and similar or related materials in the possession or control of the Seller, in each case solely relating to any Environmental Laws, environmental Permits or any other environmental matters with respect to the Business or the Acquired Assets.

“Laws” means any and all applicable laws, statutes, rules, regulations, ordinances, codes, and other pronouncements having the effect of law, of the United States or any state, county, city or other political subdivision thereof or of any Governmental Authority

“Liens” means any mortgage, deed of trust, pledge, security interest, lease, lien, levy, charge, easement, restrictive covenant, encroachment or other encumbrance, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

“Losses” means any liabilities, damages, losses, payments, charges, judgments, assessments, penalties, fines, awards, settlements, costs and expenses (including reasonable attorneys’ and consultants’ fees and expenses) net of any: (a) insurance proceeds payable to any Person in respect of or related to the event, cause or condition giving rise thereto (as used in this definition the “Cause”); and (b) amounts actually recovered from third parties with respect to such Cause.

“Major Loss Event” has the meaning ascribed thereto in Section 6.09(b).

“Master Amendment” means a Master Amendment, substantially in the form attached hereto as Appendix H, with respect to (a) the Amended and Restated Limited Liability Company Agreement of Phoenix 820, LLC dated as of June 14, 2021, by and between Seller and Hallador Renewables, LLC; (b) the Amended and Restated Limited Liability Company Agreement of Phoenix 500, LLC dated as of June 14, 2021, by and between Seller and Hallador Renewables, LLC; (c) the Additional Projects Agreement, dated as of May 28, 2021, by and between Seller and Hallador Renewables, LLC; and (d) the Power Purchase Agreement, dated as of May 28, 2021, by and between HR Beam One, LLC and Seller.

“MISO” means Midcontinent Independent System Operator.

“MISO Tariff” means the MISO Open Access Transmission, Energy and Operating Reserve Markets Tariff, including the rules, protocols, procedures and standards attached thereto, as may be amended and filed with FERC from time to time.

“Non-Income Tax” means any Tax other than any Income Tax or any Transfer Tax.

“Operating CA Landfill” has the meaning ascribed thereto in Section 2.01(a)(viii).

“Order” means any writ, judgment, decree, injunction or award issued, or otherwise put into effect by or under the authority of any court, administrative agency, or other Governmental Authority (in each such case whether preliminary or final).

“Organizational Documents” means, with respect to any Person, the charter documents, articles or certificate of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement or the limited liability company agreement, operating agreement or other organizational documents, in each case, of such Person, and any amendments to any of the foregoing.

“Outside Date” has the meaning ascribed thereto in Section 10.01(d).

“Participation Agreement” means that certain Participation Agreement, by and among Seller, as Lessee, First Chicago Leasing Corporation, Louisville Bank for Cooperatives, Wilmington Trust Company, William J. Wade, and The Connecticut Bank and Trust Company, NA, dated December 15, 1986, as amended, and the related transaction documents.

“Party” or “Parties” means Seller and Purchaser, each individually, a “Party”, and collectively as the “Parties”.

“Permits” means all material licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted, issued, made or required by any Governmental Authority.

“Permitted Encumbrances” means (a) any Lien for Taxes (i) not yet due or delinquent; or (ii) that is being contested by appropriate Proceedings; (b) any matters identified on Schedules 4.08(a) and 4.08(b); (c) current zoning, subdivision, entitlement, conservation, land use and other environmental restrictions, Laws, rules, ordinances and regulations applicable to the Generating Facility and the Acquired Real Property existing as of the Effective Date; (d) mechanics, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts not yet delinquent or amounts being contested in good faith by appropriate proceedings; (e) Liens created by or arising by reason of this Agreement, the Assumed Contracts or the Required Regulatory Approvals; (f) Liens, imperfections in title, charges, easements, rights of way, restrictions, encumbrances and other matters of a similar nature that would not reasonably be expected to materially interfere with the ownership, operation or use of the Generating Facility and the Acquired Real Property or materially and adversely affect the costs and expenses associated therewith; (g) any other matters set forth in the Surveys or of record disclosed on the Title Commitment and are deemed Permitted Encumbrances in accordance with Section 6.14; and (h) any Lien which is released at or prior to the Closing.

“Permitted Title Exceptions” means any exceptions, other than Permitted Encumbrances, that are approved in writing by Purchaser or not objected to by Purchaser in accordance with Section 6.14.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, other business or entity or Governmental Authority.

“Planning Year” has the meaning ascribed thereto in the MISO Tariff.

“Post-Closing Tax Period” means any taxable period beginning on or after the Closing Date. For a Straddle Period, the portion of the Straddle Period occurring on or after the Closing Date shall constitute a Post-Closing Tax Period (with the Taxes and refunds of Taxes from a Straddle Period attributable to the Post-Closing Tax Period determined pursuant to Section 6.06(b)).

“PPA” means a Power Purchase Agreement in the form attached hereto as Appendix C.

“Pre-Closing Tax Period” means any taxable period or ending on or before the day immediately prior to the Closing Date. For a Straddle Period, the portion of the Straddle Period occurring on or before the day immediately prior to the Closing Date shall constitute a Pre-Closing Tax Period (with the Taxes and refunds of Taxes from a Straddle Period attributable to the Pre-Closing Tax Period determined pursuant to Section 6.06(b)).

“Proceeding” means any action, legal contest, suit, complaint, petition, demand, claim, investigation, proceeding, arbitration, mediation, audit, hearing or other proceeding by or before a Governmental Authority.

“Proposed Tax Allocation” has the meaning ascribed thereto in Section 3.06.

“Purchaser” has the meaning ascribed thereto in the preamble to this Agreement.

“Purchaser Approvals” means all of the required filings, waivers, approvals, clearances, consents, authorizations and notices disclosed on Schedule 5.03, other than the Required Regulatory Approvals.

“Purchaser Easements” has the meaning ascribed thereto in Section 3.02

“Purchaser Fundamental Representations” means the representations and warranties of Purchaser set forth (a) in Sections 5.01 (Legal Existence), 5.02 (Authority) and 5.05 (Brokers); and (b) to the extent relating to the representations and warranties specified in clause (i), in the certificate delivered by Purchaser pursuant to Section 3.03.

“Records” means all books, records, documents, drawings, reports, operating data, operating safety and maintenance manuals, reports, inspection reports, engineering design plans, blueprints, specifications and procedures and similar items directly relating to, or used in support of, the Acquired Assets (except (a) to the extent such transfer is prohibited by Law; (b) any items the transfer of which would (i) result in the loss of a privilege relating to such item under the Law in favor of Seller or its Affiliates, including the attorney-client and/or work product privileges or

(ii) cause Seller or its Affiliates to breach a contractual confidentiality obligation for which Seller or its Affiliate, as applicable, is unable to obtain, despite commercially reasonable efforts, any necessary consents to permit the sharing of such records; and (c) the Excluded Records).

“Rejection Notice” has the meaning ascribed thereto in Section 2.01(a)(ii).

“Release” or “Released” has the meaning ascribed thereto in 42 U.S.C. Section 9601(22).

“Released Parties” has the meaning ascribed thereto in Section 9.03.

“Representatives” means, as to any Person, its officers, directors, employees, agents, partners, members, stockholders, counsel, accountants, financial advisors, engineers, consultants and other advisors.

“Required Regulatory Approvals” means the approvals or consent of any Governmental Authority, MISO, or NERC required with respect to any of the transactions contemplated hereunder as set forth on Schedule 4.03(b).

“Responding Party” has the meaning ascribed thereto in Section 9.05(a).

“Rules” has the meaning ascribed thereto in Section 11.13(b).

“Schedule Update” means any supplement, modification or other update to the Seller Disclosure Schedules provided to Purchaser in accordance with Section 11.14 no later than two (2) Business Days prior to the Closing.

“Schedules” means the schedules attached to this Agreement.

“Seller” has the meaning ascribed thereto in the preamble to this Agreement.

“Seller Approvals” means all of the required filings, waivers, approvals, clearances, consents (including consents from counterparties to the Assumed Contracts), authorizations and notices disclosed on Schedule 4.03, other than the Required Regulatory Approvals.

“Seller Deductible” has the meaning ascribed thereto in Section 9.02(a).

“Seller Disclosure Schedules” means Schedules 4.01 through and including 4.12 as attached to this Agreement.

“Seller Easements” has the meaning ascribed thereto in Section 3.03.

“Seller Fundamental Representations” means the representations and warranties of Seller set forth (a) in Sections 4.01 (Legal Existence), 4.02 (Authority); 4.03 (No Conflicts; Consents and Approvals), 4.06 (Acquired Assets) and 4.12 (Brokers); and (b) to the extent relating to the representations and warranties specified in clause (a), in the certificate delivered by Seller pursuant to Section 3.02.

“Seller Indemnity Cap” has the meaning ascribed thereto in Section 9.02(a).

“Seller Title Response” has the meaning ascribed thereto in Section 6.14(c).

“Specified Claims” means any right, title or interest in, Lien on, or claim relating to, [***].

“Straddle Period” means a taxable period that begins before the Closing Date and ends on or after the Closing Date.

“Survey” has the meaning ascribed thereto in the preamble to Section 6.14(a).

“Tax” or “Taxes” means any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties and similar governmental charges in the nature of a tax (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), including income, franchise, profits, gross receipts, ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, license fee, utility revenue, branch, payroll, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties.

“Tax Return” means any return, report, information return, declaration, claim for refund, election, disclosure, estimate or other document, together with all schedules, attachments, amendments and supplements thereto (including all related or supporting information), supplied to or required to be supplied to any Governmental Authority in respect of Taxes.

“Third Party Claim” has the meaning ascribed thereto in Section 9.05(a).

“Title Commitment” means a title insurance commitment issued by a title insurer doing business in the State of Indiana such as Fidelity National Title or any other recognized national (except in jurisdictions in which title insurance is not permitted) title insurance company reasonably satisfactory to Purchaser, committing to insure in Purchaser marketable title to the Acquired Real Property in an amount determined by Purchaser, where “marketable title” means such title as such title insurer shall insure at standard rates and subject only to the Permitted Encumbrances and the Permitted Title Exceptions.

“Title Company” means the title insurer, including but not necessarily limited to the title insurance agent and the title insurance underwriter, issuing the Title Commitment.

“Title Objection Date” shall have the meaning described in Section 6.14(b).

“Title Objection Notice” shall have the meaning described in Section 6.14(b).

“Title Policy” shall have the meaning described in Section 5.08.

“Transaction Documents” means (a) this Agreement; (b) the Assignment and Assumption Agreement and Bill of Sale; (c) the Deed; (d) the PPA; (e) the Joint Operations Agreement; (f) the Transition Services Agreement, (g) the Master Amendment and (h) any and all additional agreements, certificates, documents, and instruments that may be executed and delivered by any Party or any Affiliate thereof at or in connection with the Closing.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transfer Taxes” means any real property transfer or excise, sales, use, value added, stamp, documentary, recording, registration, conveyance, intangible property transfer, personal property transfer, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to Tax or additional amount imposed), including any payments made in lieu of any such Taxes or governmental charges.

“Transition Services Agreement” means an agreement substantially in the form set forth in Appendix G whereby Seller agrees to provide at cost such transition services after the Closing as Purchaser may reasonably request during the Interim Period.

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“Uncovered Costs” has the meaning ascribed thereto in Section 6.09(a).

“Unknown Existing Environmental Issues” means issues or conditions existing as of the Effective Date of which Seller had no Knowledge as of the Effective Date.

“U.S. Dollars” means the lawful currency of the United States.

1.02    Certain Principles of Interpretation

In this Agreement, unless otherwise indicated: all words defined in the singular have the corresponding meaning in the plural and vice versa; words importing any gender include all other genders; references to statutes or regulations are to be construed as including all statutory or regulatory provisions consolidating, amending or replacing the statute or regulation referred to; references to “writing” include printing, typing, lithography and other means of reproducing words in a visible form, whether tangible or electronic; the words “including”, “includes” and “include” shall be deemed to be followed in each instance by the words “without limitation”; the words “shall” and “will” have the same meaning; references to articles, sections (or subdivisions of sections), appendices, exhibits, annexes or schedules are to articles, sections (or subdivisions of sections), appendices, exhibits, annexes or schedules of or to this Agreement; references to agreements and other contractual instruments shall be deemed to include all amendments, extensions and other modifications to such instruments (but only to the extent such amendments, extensions and other modifications are not prohibited by the terms of this Agreement); references to Persons include their respective successors and permitted assigns and, in the case of Governmental Authorities, Persons succeeding to their respective functions and capacities; the phrase ordinary course of business refers to the Business of Seller; any statement to the effect that any information, document or other material has been “made available” to Purchaser shall mean that such information, document or material was made available by Seller to Purchaser or Purchaser’s Representatives for review prior to the execution of this Agreement, by uploading such information to the online “Project Phoenix Data Workspace” hosted by Onehub.com and maintained by Purchaser in connection with the Transactions (the “Data Room”); and all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. Currency amounts referenced herein are in U.S. Dollars. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

Each of Seller and Purchaser acknowledges that each Party and its attorney have reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

ARTICLE II.
PURCHASE AND SALE; ASSUMPTION OF LIABILITIES

2.01    Acquired Assets

            Upon the terms and subject to the conditions contained in this Agreement, at the Closing, Seller shall, by the terms of the applicable Transaction Documents, sell, convey, assign, transfer and deliver to Purchaser or its Affiliates, and Purchaser shall purchase, assume and acquire from Seller, all of Seller’s right, title and interest in and to the Acquired Assets free and clear of any and all Liens (other than Permitted Encumbrances).

(a)    The “Acquired Assets” include:

(i)    all of Seller’s right, title and interest in and to the Acquired Real Property as set forth on Schedule 2.01(a)(i);

(ii)    all of the rights and interests of Seller and any Affiliate of Seller in, to, under or pursuant to those Contracts listed or described in Schedule 2.01(a)(ii) (collectively, the “Assumed Contracts”); provided, however, that, except with respect to Contracts on Schedule 2.01(a)(ii) indicated as a “priority” contract, Purchaser shall have the right to reject as an Acquired Asset any other such Contract by delivering one or more written notices to Seller within sixty (60) days following the Effective Date (each, a “Rejection Notice”) and, upon delivery of any such Rejection Notice, Schedule 2.01(a)(ii) shall automatically be deemed to have been updated to remove the applicable rejected Contracts;

(iii)    all claims, causes of action and rights of Seller against third parties to the extent related to the Assumed Environmental Liabilities, other than the claims or causes of action described in Schedule 2.01(a)(iii);

(iv)    the right to assert any claim available under insurance policies maintained by or on behalf of Seller relating to the Assumed Environmental Liabilities (subject to payment by Purchaser of any insurance deductibles);

(v)    all of Seller’s right, title and interest in and to all Acquired Permits, as set forth on Schedule 2.01(a)(v);

(vi)    one hundred percent of the ownership interests in all structures, facilities, equipment, auxiliary equipment, devices and apparatus upstream of the point of change of ownership identified on Schedule 2.01(a)(vi) that are directly or indirectly required or installed to interconnect with, and deliver electric energy from the Generating Facility to, Seller’s transmission system, including without limitation the high voltage electric cables, the two (2) 345 kV step-up transformers and the spare 345 kV step-up transformer, switching, electric metering equipment, any other metering equipment, communications equipment, and safety equipment, together with all related rights-of-way and corridor easements related to such facilities (the “Acquired Interconnection Facilities”), other than any Excluded Transmission Assets;

(vii)    one hundred percent of the ownership interests in the Merom Generating Station, comprised of a 1,070 megawatt coal-fired plant located in Sullivan, Indiana, as set forth on Schedule 2.01(a)(vii), (the “Generating Facility”);

(viii)    one hundred percent of the ownership interests in the coal ash landfill “3” associated with the Generating Facility, as set forth on Schedule 2.01(a)(viii) (the “Operating CA Landfill”), including the Acquired Real Property associated with the Operating CA Landfill, as described in Schedule 2.01(a)(viii);

(ix)    one hundred percent of the ownership interests in all Equipment (including those items listed on Schedule 2.01(a)(ix)), other than Equipment listed on Schedule 6.03(b) and Equipment not replaced by Seller as permitted under Section 6.02;

(x)    one hundred percent of the ownership interests in all Inventory other than Inventory listed on Schedule 6.03(b) and Inventory not replaced by Seller as permitted under Section 6.02;

(xi)    all claims, causes of action and rights of Seller against third parties to the extent related to the Acquired Interconnection Facilities, the Generating Facility, the Operating CA Landfill, the Equipment or the Inventory, other than the claims, causes of action or rights described in Schedule 2.01(a)(xi);

(xii)    one hundred percent of the ownership interests in all volumes of coal located on the Acquired Real Property (the “Coal Inventory”);

(xiii)    one hundred percent of the ownership interests in the limited liability company membership interests in Phoenix 820, LLC and Phoenix 500, LLC; and

(xiv)    all of Seller’s right, title and interest in and to all Records relating to the Acquired Assets, it being understood and agreed that Seller may make and keep additional copies of any of the foregoing.

2.02    Excluded Assets

Nothing in this Agreement shall constitute or be construed as conferring on Purchaser, and Purchaser shall not be entitled or required to purchase, assume or acquire, any right, title or interest in, to or under any assets, interests, properties, rights, licenses or Contracts which do not comprise the Acquired Assets (collectively, the “Excluded Assets”), which such Excluded Assets include:

(a)    the electrical substation to which the Generating Facility is interconnected (including any transmission assets downstream of the point of change of ownership identified on Schedule 2.01(a)(vi)) and such other assets as may be set forth on Schedule 2.02(a) (the “Excluded Transmission Assets”);

(b)    all rights and interests of Seller and any Affiliate of Seller in, to, under or pursuant to any Contracts (including any non-written contracts) not specifically included in the Assumed Contracts;

(c)    Seller’s inactive coal ash landfills located adjacent to the Generating Facility, the Turtle Creek Reservoir and any other assets specifically excluded from the Acquired Assets;

(d)    Seller’s and its direct and indirect parent companies’ Organizational Documents, minute books, limited partnership interest books, ledger, company seal, Tax Returns, balance sheets, income statements, statements of cash flows, books of account, and employee-related or employee-benefit related files and records (collectively, the “Excluded Records”);

(e)    any real property other than the Acquired Real Property described on Schedule 2.01(a)(i);

(f)    cash, cash equivalents, bank accounts, securities, accounts, bank deposits, trade or otherwise of Seller and any Affiliate of Seller;

(g)    all trade credits, account receivables, note receivables and other receivables or rights to payment of Seller and any Affiliate of Seller arising prior to the Closing;

(h)    certificates of deposit, shares of stock, securities, bonds, debentures, evidences of indebtedness, and interests in joint ventures or other Persons, in any such case owned (beneficially or of record) by Seller or any Affiliate of Seller;

(i)    all rights of Seller and any Affiliate of Seller arising under this Agreement, the other Transaction Documents or any other instrument or document executed and delivered pursuant to the terms of this Agreement or any other Transaction Document; and

(j)     all insurance policies relating to the Acquired Assets maintained by or on behalf of Seller, including all insurance recoveries and return of premiums due thereunder, rights to assert claims with respect to any such policies and all premium deposits, claims deposits and other security deposits in connection therewith, except such claims as are expressly included in the Acquired Assets.

2.03    Assumption of Liabilities

Without limiting Purchaser’s rights to indemnity under Article IX:

(a)    Purchaser shall assume, and shall thereafter pay, perform and discharge as and when due, the liabilities and obligations, other than liabilities and obligations arising under Environmental Laws (which shall only be assumed as set forth in Section 2.03(b)) with respect to the Acquired Assets, to the extent arising out of events, facts or circumstances first occurring on or after the Closing Date, including any liabilities and obligations with respect to the decommissioning of the Generating Facility (collectively, the “Assumed Liabilities”).

(b)    Purchaser shall assume, and shall thereafter pay, perform and discharge as and when due, all liabilities and obligations arising under Environmental Laws with respect to the Acquired Assets, to the extent arising out of events, facts or circumstances (including those attributable to activities of Seller) first occurring prior to the Effective Date, regardless of whether such liabilities or obligations were specifically: (1) disclosed to Purchaser on the Schedules attached hereto on the Effective Date or as later provided in a Schedule Update pursuant to

Section 11.14 delivered prior to the Closing; (2) disclosed in materials made available to Purchaser prior to the Effective Date; or (3) identified in the Environmental Reports (collectively, the “Assumed Environmental Liabilities”). Without limiting the foregoing, the Assumed Environmental Liabilities shall in no event include any liabilities or obligations with respect to Seller’s inactive coal ash landfills located adjacent to the Generating Facility, or Turtle Creek Reservoir.

(c)    For the avoidance of doubt and notwithstanding anything contained herein to the contrary, the Assumed Liabilities and the Assumed Environmental Liabilities shall each expressly exclude (i) all of the Excluded Liabilities and (ii) any matters for which Seller is obligated to indemnify Purchaser in accordance with Article IX.

2.04    Excluded Liabilities

Seller shall retain all liabilities and obligations associated with, arising from or attributable to (a) the ownership, operations and maintenance of the Generating Facility and the Operating CA Landfill prior to the Closing Date (including such liabilities and obligations arising under Environmental Laws to the extent relating to Seller’s operation of the Generating Facility and the Operating CA Landfill between the Effective Date and the Closing, but excluding such liabilities and obligations arising under Environmental Laws to the extent relating to conditions in existence as of the Effective Date, which are to be assumed by Purchaser in accordance with Section 2.03(b)); (b) any liabilities or obligations under Environmental Laws with respect to the Acquired Assets that (i) are not specifically identified in the Environmental Reports, (ii) are within the Knowledge of Seller, and (iii) are not disclosed on the Schedules attached hereto as of the Effective Date or in a Schedule Update provided in accordance with Section 11.14 and delivered prior to the Closing; (c) the disposal, storage, processing or transportation of any Hazardous Substances from the Generating Facility or the Acquired Real Property to or at locations off of the site of the Acquired Real Property; (d) the ownership, operation and use of any of the Excluded Assets; (e) the employment or engagement (or termination thereof) by Seller or any of its Affiliates of any Person, including all such liabilities and obligations relating to payroll, wages, salaries, bonuses, commissions, benefits (including accrued vacation benefits), retention or stay bonus arrangements, other compensation, sick leave, worker’s compensation, unemployment benefits, pension benefits, employee stock option or profit sharing plans, health care plans or benefits, or any other employee plans or benefits or other compensation of any kind to any employee, as well as all liabilities and obligations arising under any employment, severance, retention or termination agreement with any employee, consultant or contractor (or their representatives) of Seller or under any collective bargaining agreement; (f) any Taxes of the Seller for any period, and any Taxes attributable to the Acquired Assets for a Pre-Closing Tax Period, (g) any Specified Claims and (h) any liabilities or obligations of Seller not expressly assumed by Purchaser pursuant to this Agreement including without limitation pre-closing liabilities for borrowed money, capital leases, related party obligations, accrued interest, and any and all obligations and liabilities, in each case, to the extent arising out of the operation of the Business or ownership or possession of the Acquired Assets prior to the Closing (collectively, the “Excluded Liabilities”).

ARTICLE III.
    CLOSING; CONSIDERATION

3.01    Closing

Subject to the terms and conditions hereof, the consummation of the sale and purchase of the Acquired Assets and the other transactions contemplated by and described in this Agreement (the “Closing”) shall take place at the Houston office of King & Spalding LLP, 1100 Louisiana Street, Suite 4000, Houston, Texas 77002 (or remotely upon the exchange of signatures electronically or otherwise as the Parties agree), at 2:00 p.m. local time, on the first (1st) Business Day immediately following the date on which the conditions set forth in Sections 7.01 and 8.01, other than those conditions that by their nature are to be satisfied at the Closing, have been either satisfied or waived by the Party for whose benefit such conditions exist, or on such other date or at such other place and time as the Parties may mutually agree in writing, or remotely upon the electronic exchange of signatures. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.” The Closing shall be effective for all purposes at 11:59 p.m., local time, in Houston, Texas, on the Closing Date. All actions listed in Section 3.02 or 3.03 that occur on the Closing Date shall be deemed to occur simultaneously at the Closing unless otherwise specified herein.

3.02    Seller Closing Deliverables

At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(a)    a duly executed counterpart to the Assignment and Assumption Agreement and Bill of Sale;

(b)    an originally executed, and acknowledged counterpart to the Deed;

(c)    a duly executed counterpart to the PPA;

(d)    a duly executed counterpart to the Master Amendment;

(e)    a duly executed counterparty of the Transition Services Agreement;

(f)    a duly executed counterpart to the Joint Operations Agreement;

(g)    evidence, in form and substance reasonably satisfactory to Purchaser, demonstrating that Seller has obtained all of the Seller Approvals;

(h)    evidence, in form and substance reasonably satisfactory to Purchaser, demonstrating that Seller has obtained the release of all Liens on any of the Acquired Assets;

(i)    originally executed, and acknowledged counterparts of such easements, rights of way, licenses and access agreements in respect of real property owned, leased, licensed or otherwise controlled by Seller and not included in the Acquired Real Property as may be necessary or beneficial for the use, operation and maintenance of the Acquired Assets by Purchaser and its Affiliates, as identified on Appendix F and as more particularly located on the Survey as mutually agreed by the Parties (the “Purchaser Easements”);

(j)     a complete and accurate closing statement reflecting all credits, prorations, apportionments, adjustments and disbursement contemplated by this Agreement with respect to the Acquired Assets, duly executed by Seller;

(k)    a certificate of non-foreign status from Seller that complies with Treasury Regulations Section 1.1445-2(b)(2);

(l)    an officer’s certificate, dated as of the Closing Date and executed by an authorized signatory of Seller in the name and on behalf of Seller, certifying that all of the conditions set forth in Sections 8.01(a)(i) and (ii) have been satisfied;

(i)    possession of the Acquired Assets; and

(ii)    all other documents required to be delivered by Seller to Purchaser on or prior to the Closing Date pursuant to this Agreement.

3.03    Purchaser Closing Deliverables

At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller the following:

(a)    a duly executed counterpart to the Assignment and Assumption Agreement and Bill of Sale;

(b)    a duly executed counterpart to the PPA;

(c)    a duly executed counterpart to the Master Amendment;

(d)    a duly executed counterpart to the Joint Operations Agreement;

(e)    a duly executed counterparty of the Transition Services Agreement;

(f)    evidence, in form and substance reasonably satisfactory to Seller, demonstrating that Purchaser has obtained all of the Purchaser Approvals;

(g)    originally executed, and acknowledged counterparts of such easements, rights of way, licenses and access agreements as may be necessary or beneficial for the continued occupation of the Acquired Real Property by the Excluded Transmission Assets and the other Excluded Assets and the access to, use and operation of such Excluded Assets by Seller, its Affiliates and member, as identified on Appendix F and as more particularly located on the Survey as mutually agreed by the Parties (the “Seller Easements”);

(h)    an officer’s certificate, dated as of the Closing Date and executed by an authorized signatory of Purchaser in the name and on behalf of Purchaser, certifying that all of the conditions set forth in Sections 7.01(a)(i) and (ii) have been satisfied;

(i)    a list of all Environmental Reports obtained by Purchaser;

(j)    a Form ST-105 general sales tax exemption certificate claiming the occasional sale exemption, public utility production exemption, and manufacturing exemption;

(k)    evidence that Purchaser has obtained a pollution legal liability insurance policy with respect to the Acquired Assets with limits of liability of at least Ten Million Dollars ($10,000,000) for each occurrence and in the aggregate, in form and substance reasonably satisfactory to Seller and on otherwise customary terms;

(l)    payment of the Coal Consideration (but only with respect to up to 100,000 tons of Coal Inventory) in immediately available funds to an account to be designated by Seller in writing prior to the Closing; and

(m)    all other documents required to be delivered by Purchaser to Seller on or prior to the Closing Date pursuant to this Agreement.

3.04    Consideration

        In full consideration for the sale, assignment, transfer, conveyance and delivery of the Acquired Assets to Purchaser, at the Closing, Purchaser shall assume all of the Assumed Liabilities and enter into the PPA and the Master Amendment. In addition, Purchaser shall pay to Seller at the Closing an amount equal to the Seller’s Average Delivered Cost of Coal, as reasonably documented by Seller within five (5) Business Days prior to the Closing, for the Coal Inventory (the “Coal Consideration”); provided, that any Coal Consideration with respect to volumes of coal in excess of 100,000 tons shall be payable by Purchaser after Closing, on a monthly basis, as such excess Coal Inventory is consumed at the Generating Facility; provided, further, that on the first (1st) anniversary of the Closing Date, Purchaser shall be obligated to pay for any Coal Inventory not yet paid for as of such date regardless of whether such volumes have been consumed or not.

3.05    Prorations

                           Purchaser and Seller agree that the following items relating to the Acquired Assets shall be prorated without duplication of any such items as of the Closing Date, between Purchaser and Seller, with Seller liable to the extent such items relate to any time period prior to and including the day immediately prior to the Closing Date, and Purchaser liable to the extent such items relate to periods on or after the Closing Date (measured in the same units used to compare the item in question, otherwise measured by calendar days):

(i)    rent, licensing fees or other fixed regular charges or registration fees payable under leases or Permits;

(ii)    any charges for water, telephone, electricity and other utilities; and

(iii)    any other periodic or recurring charges imposed on or assessed against the Acquired Assets by any Governmental Authority, other than fines and penalties imposed for violations of Law (except for Taxes for which liability is allocated between Seller and Purchaser as set forth in Section 6.06).

To the extent final expense figures are unavailable on the Closing Date, prorations shall be made based on estimates, and adjusting payments will be made by Seller or Purchaser, as applicable, upon receipt of final figures, no later than forty-five (45) days after the Closing Date (except with respect to any expense for which final figures are not available within forty-five (45) days after the Closing Date, adjusting payments for which will be made as soon as reasonably practicable (and, in any event, no later than the first (1st) anniversary of the Closing Date)).

3.06    Consideration Allocation

On or before ninety (90) days after the Closing Date, Purchaser shall deliver to Seller a proposed allocation of the consideration (as determined for federal income Tax purposes) among the applicable Acquired Assets in accordance with Section 1060 of the Code and Treasury Regulations thereunder (and any similar provision of state, local or foreign Law, as applicable) (the “Proposed Tax Allocation”). Seller shall have thirty (30) days following its receipt of the Proposed Tax Allocation to review such Proposed Tax Allocation and if Seller does not provide Purchaser with a timely Allocation Objection Notice, the tax allocations set forth in the Proposed Tax Allocation shall be deemed agreed upon. If, however, Seller objects to the Proposed Tax Allocation, it must provide written notice of any such objection within the foregoing thirty (30) day period (the “Allocation Objection Notice”). Subsequent to Purchaser’s receipt of the Allocation Objection Notice, the Parties shall cooperate in good faith to reach a mutually agreeable allocation. If the Parties do not reach a mutually agreeable allocation of such consideration within thirty (30) days of Purchaser’s receipt of the Allocation Objection Notice, the Parties shall submit any disputes as to the allocation of the consideration to the Independent Accounting Firm. The Parties shall instruct the Independent Accounting Firm to, within thirty (30) days of its engagement by the Parties, determine the appropriate allocation and to provide written notice of its determination to the Parties. The Parties shall bear the fees and other costs charged by the Independent Accounting Firm in inverse proportion as they may prevail on matters resolved by the Independent Accounting Firm, which proportionate allocations shall also be determined by the Independent Accounting Firm at the time the determination of the Independent Accounting Firm is rendered on the merits of the matters submitted. The final allocation of the consideration (either as proposed by Seller and agreed to by Purchaser or as determined by the Independent Accounting Firm, as applicable) shall be reflected on a completed IRS Form 8594, which form shall be timely filed separately by Purchaser and Seller with the IRS pursuant to the requirements of Section 1060(b) of the Code. Purchaser and Seller (and their Affiliates) agree not to take any position or file any Tax Return for Income Tax inconsistent with the final allocation set forth on such allocation schedule unless required by applicable Law or a “determination” within the meaning of Section 1313(a)(1) of the Code; provided, however, that nothing in this Agreement will prevent a Party from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the final allocation, and neither Party will be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging the final allocation, as applicable. Each Party shall promptly notify the other upon receipt of notice of any pending or threatened Tax audit or assessment challenging the final allocation.

3.07    Withholding

Purchaser shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom pursuant to any Law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholdings were made.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as follows as of the Effective Date and as of the Closing Date:

4.01    Legal Existence

 Seller is a rural electric membership corporation, validly existing and in good standing under the Laws of the State of Indiana.

4.02    Authority

 Seller has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents. The execution and delivery by Seller of, and the performance by Seller of its obligations under, this Agreement and the other Transaction Documents and the consummation by Seller of the Transactions have been duly and validly authorized by all necessary action under Seller’s Organizational Documents. This Agreement has been, and the other Transaction Documents delivered by Seller at the Closing when executed and delivered at the Closing shall be, duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery thereof by Purchaser, constitute the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its and their respective terms, except as the same may be limited by (a) bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application affecting the rights and remedies of creditors; and (b) general principles of equity (regardless of whether such enforcement is considered in a Proceeding in equity or at Law).

4.03    No Conflicts; Consents and Approvals

Assuming all of the Required Regulatory Approvals and Seller Approvals have been duly obtained or made, none of the execution and delivery by Seller of this Agreement or any other Transaction Document, the performance by Seller of its obligations under any Transaction Document, or the consummation by Seller of the Transactions does or will:

(a)    violate, conflict with or constitute a default under the Organizational Documents of Seller;

(b)    require any filing with, or the obtaining of any Permit, authorization, consent or approval of, any Governmental Authority by Seller;

(c)    violate in any material respect any Order or any Law applicable to Seller.

4.04    Compliance with Laws and Orders

Except as set forth in Schedule 4.04, Seller is in compliance with all Laws and Orders applicable to the Acquired Assets, except for incidents of noncompliance that have been cured, or individually or in the aggregate, are not material.

4.05    Proceedings

Except as set forth in Schedule 4.05, there are no Proceedings (filed by any Person other than Purchaser or its Affiliates) pending or, to the Knowledge of Seller, threatened against Seller or its Affiliates by or before any Governmental Authority that relate to (a) the Acquired Assets; (b) the execution and delivery of this Agreement by Seller; or (c) the consummation by Seller of the Transactions, in each case that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on Seller’s ability to perform its obligations under this Agreement or to consummate the Transactions.

4.06    Acquired Assets.

(a)    Except for Specified Claims existing as of the Effective Date, Seller owns good and marketable title to all of the Acquired Assets other than Acquired Real Property (which is addressed in Section 4.08) free and clear of any Liens (other than Permitted Encumbrances).

(b)    Upon consummation of the Transactions and receipt of all necessary consents, Seller will have assigned, transferred and conveyed to Purchaser, directly or indirectly, all of its right, title and interest in and to all of the Acquired Assets, free and clear of all Liens (other than Permitted Encumbrances).

(c)    Except as set forth on Schedule 4.06(c), the Acquired Assets constitute all of the material assets and properties, real, personal, tangible and intangible, used in the operations of the Generating Facility as operated since January 1, 2021, and to Seller’s Knowledge, the material tangible personal assets included in the Acquired Assets are in good operating condition, subject to ordinary wear and tear, are usable in the ordinary course of the operation of the Generating Facility, and are suitable for the purposes for which they are currently being used.

4.07    Assumed Contracts.

(a)    Seller has made available to Purchaser true and complete copies of all Assumed Contracts, including all amendments, waivers and other changes thereto.

(b)    Except with respect to Assumed Contracts that expire in accordance with their terms, each Assumed Contract is in full force and effect and constitutes a legal, valid and binding obligation of Seller, enforceable in accordance with its terms. Neither Seller nor, to the Knowledge of Seller, any other party to any Assumed Contract is in violation or breach of or in default under (and no event has occurred that with or without the giving of notice, the lapse of time or both would constitute a default under) any such Assumed Contract.

4.08    Real Property.

(a)    Schedules 2.01(a)(i) and 2.01(a)(viii) set forth a description of the Acquired Real Property. Except as set forth on Schedule 4.08(a), Seller holds fee simple title to all of the Acquired Real Property free and clear of any Liens other than Permitted Encumbrances.

(b)    Except as set forth on Schedule 4.08(b), there are no condemnation or appropriation or similar Proceedings pending or, to the Knowledge of Seller, threatened against any of the Acquired Real Property or the improvements thereon.

(c)    As of the Effective Date and for the three (3) years prior to such time, all applicable Permits, licenses and other evidences of compliance that are required for the occupancy, operation and use of the Acquired Real Property consistent with Seller’s use thereof have been obtained and complied with in all material respects.

(d)    Seller has good and valid rights to use all of the Acquired Real Property, in each case, free and clear of any Liens other than Permitted Encumbrances.

4.09    Taxes

Except as set forth in Schedule 4.09:

(a)    Seller has duly and timely filed, or caused to be duly and timely filed, all material Tax Returns relating to the Acquired Assets required to be filed by Seller with the applicable Governmental Authority and such Tax Returns are correct and complete in all material respects;

(b)    all material Taxes required to be paid by Seller with respect to the Acquired Assets have been paid in full;

(c)    neither Seller nor any of its Affiliates is a party to any material Proceeding, nor, to the Knowledge of Seller, is any Proceeding threatened for the assessment or collection of any material Tax relating to the Acquired Assets, and no written deficiency notice or report has been received by Seller or any Affiliate of Seller in respect of any Tax relating to the Acquired Assets;

(d)    Seller has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor or other third party in connection with the Acquired Assets;

(e)    there are no Liens for Taxes against any of the Acquired Assets (other than Permitted Encumbrances);

(f)    none of the Acquired Assets consist of any interest in a corporation, partnership or other entity for tax purposes; and

(g)    no jurisdiction in which Seller does not file any Tax Return has asserted a claim that Seller is subject to any Taxes imposed by such jurisdiction with respect to the Acquired Assets.

Notwithstanding anything else to the contrary in this Agreement, the representations and warranties in this Section 4.09 are the sole representations and warranties in this Agreement with respect to Taxes with respect to the Acquired Assets.

4.10    Environmental Matters.

(a)    Except as set forth in Schedule 4.10:

(i)    or except as fully resolved prior to the Effective Date, the ownership and operation of the Acquired Assets and the operation of the Business have at all times complied in all material respects, and are in compliance in all material respects, with all applicable Environmental Laws, which compliance has included obtaining and complying with all environmental Permits required pursuant to Environmental Laws for the ownership and operation of the Acquired Assets and the operation of the Business.

(ii)    Seller has not received any written or oral notice, report, order, communication, directive or other information regarding any actual or alleged violation, in any material respect, of Environmental Laws, or any material or potentially material liability or potential liability (whether accrued, absolute, contingent, unliquidated or otherwise), including without limitation any material or potentially material investigatory, remedial or corrective obligation, relating to the Business or the Acquired Assets and arising under Environmental Laws, that in each case has not been fully resolved prior to the Effective Date.

(iii)    With respect to the Business, Seller has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released, or exposed any Person to, any substance, including any Hazardous Substance, at or from the Acquired Assets except in material compliance with Environmental Laws.

(iv)    With respect to the Business and the Acquired Assets, Seller has not, either expressly or by operation of law, assumed, undertaken or provided an indemnity or agreement to accept or allocate, in whole or part, any material or potentially material liability, including any material or potentially material investigative, corrective or remedial obligation, of any other Person relating to Environmental Laws, in any manner that reasonably would be expected to give rise to a liability for which Purchaser might be responsible.

(v)    None of the following exists at any property or facility included among the Acquired Assets: (A) underground storage tanks; (B) asbestos containing material in friable and damaged condition; (C) materials or equipment containing polychlorinated biphenyls; or (D) landfills, surface impoundments, or disposal areas.

(b)    Schedule 4.10(b) sets forth a list of (i) all material soil, groundwater, sediment, surface water, dust or wetlands assessments, reports, analyses, investigations (including hydrogeological investigations and modeling), compliance audits by any Governmental Authority, and similar or related materials in its possession related to compliance or non-compliance with the coal ash or coal combustion residuals regulations by the EPA and any state environmental regulations, rules or guidance concerning coal ash or coal combustion residuals compliance, or groundwater conditions at the Operating CA Landfill or the Acquired Assets; and (ii) any Phase I or Phase II environmental site assessments including or related to any of the Acquired Assets, in each case, that are in Seller’s possession or control. Seller has provided Purchaser with true and correct copies of each such assessment, report, analyses or investigation.

(c)    Schedule 2.01(a)(v) sets forth a list of all of the Permits required under Environmental Law for the operation of the Generating Facility, including such Permits that constitute Acquired Permits, as designated therein.

(d)    Seller has provided to Purchaser true and correct copies of (i) all present comprehensive general liability policies, environmental insurance policies, other insurance policies, or private risk sharing agreements or documents covering potential or actual environmental, health or safety liabilities; (ii) all Acquired Permits; and (iii) any formal third-party analyses, assessments, presentations, evaluations or investigations of whether such policies or agreements possibly, might, should or would cover the cost of any past, present or future damages or claims related to environmental, health or safety liabilities.

The representations and warranties contained in this Section 4.10 constitute the sole and exclusive representations and warranties of the Seller with respect to any matters relating to any Environmental Laws, environmental Permits or other environmental matters with respect to the Business or the Acquired Assets.

4.11    Labor and Employment Matters.

(a)    Seller has provided Purchaser a complete and accurate list of employees of Seller that are assigned to work at the Generating Facility as of the Effective Date, and any contractors and consultants who are individuals that provide services to the Generating Facility, setting forth, for each such employee or individual, such Person’s: (i) name; (ii) job title or position; (iii) status (whether full-time or part-time); (iv) hire date; (v) current base compensation rate (annual salary, hourly rate or other form of compensation, as applicable); (vi) bonus or incentive compensation received in prior calendar year; and (vii) leave status (and, if on leave, the nature of the leave and the expected return date).

(b)    Except as set forth on Schedule 4.11(b), Seller is not a party or subject to any collective bargaining agreement, union contract, letter, side letter or other Contract involving any union, labor organization or other employee association applicable to the personnel who are assigned to or that work at the Generating Facility.

4.12    Brokers

Neither Seller nor any of its Affiliates has employed an agent, broker, finder, or any other Person, in connection with this Agreement or any of the Transactions in a manner that would give rise to any broker’s, finder’s or similar fee, commission or payment payable by Purchaser of any of its Affiliates.

4.13    No Capacity Sales

                             As of the Effective Date, Seller has not bid, offered, sold or otherwise contracted for the sale of any Capacity of the Generating Facility to any Person for the Planning Year commencing June 1, 2022, and ending May 31, 2023, or any subsequent Planning Year.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows as of the Effective Date and as of the Closing Date:

5.01    Legal Existence

Purchaser is a limited liability company, validly existing and in good standing under the Laws of the State of Delaware. Purchaser is duly qualified or licensed to do business and is in good standing in the State of Indiana.

5.02    Authority

Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents. The execution and delivery by Purchaser of, and the performance by Purchaser of its obligations under, this Agreement and the other Transaction Documents and the consummation by Purchaser of the Transactions have been duly and validly authorized by all necessary action on the part of Purchaser. This Agreement has been, and the other Transaction Documents delivered by Purchaser at Closing when executed and delivered at Closing shall be, duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery thereof by Seller, constitute the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its and their respective terms, except as the same may be limited by (a) bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application affecting the rights and remedies of creditors; and (b) general principles of equity (regardless of whether such enforcement is considered in a Proceeding in equity or at law).

5.03    No Conflicts; Consents and Approvals

Assuming all of the Required Regulatory Approvals and Purchaser Approvals have been duly obtained or made, none of the execution and delivery by Purchaser of this Agreement or any other Transaction Document, the performance by Purchaser of its obligations under any Transaction Document, or the consummation by Purchaser of the Transactions does or will:

(a)    violate, conflict with or constitute a default under the Organizational Documents of Purchaser; or

(b)    (i) violate or result in a breach of any Law applicable to Purchaser, except for any such violation or default that would not reasonably be expected to result in a material adverse effect on Purchaser’s ability to perform its obligations hereunder; (ii) violate or result in a default under any Contract to which Purchaser is a party, except for any such violation or default that would not reasonably be expected to result in a material adverse effect on Purchaser’s ability to perform its obligations hereunder; or (iii) require any consent or approval of any Governmental Authority under any Law applicable to Purchaser, other than in each case any such consent or approval which, if not made or obtained, would not reasonably be expected to result in a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

5.04    Proceedings

Except as set forth in Schedule 5.04, there are no Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser before any Governmental Authority that relate to the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the Transactions, in each case that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the Transactions. There are no Orders outstanding against Purchaser or any of its Affiliates except to the extent the same would not reasonably be expected to adversely affect the ability of Purchaser to perform its obligations under this Agreement or to consummate the Transactions.

5.05    Brokers

Neither Purchaser nor any of its Affiliates has employed an agent, broker, finder, investment or commercial banker, or any other Person, in connection with this Agreement or any of the Transactions in a manner that would give rise to any broker’s, finder’s or similar fee, commission or payment payable by Seller of any of its Affiliates.

5.06    Financial Resources

Purchaser has or will have sufficient cash to consummate the Transactions and to enable Purchaser to perform all of its obligations under this Agreement. Immediately after giving effect to the transactions contemplated hereby, Purchaser shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business. In connection with the transactions contemplated hereby, Purchaser has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

5.07    Independent Investigation

Purchaser acknowledges and agrees that it (a) has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the condition and operations of the Business and the Acquired Assets; and (b) has been furnished with or given access to such information about the Business and the Acquired Assets. In entering into this Agreement and consummating the Transactions, Purchaser has relied solely upon its own investigation and analysis and the representations and warranties of Seller set forth in this Agreement, and Purchaser acknowledges that, other than as set forth in this Agreement, none of Seller, any of its Affiliates nor any of their respective Representatives makes or has made any representation or warranty, either express or implied, (i) as to the accuracy or completeness of any of the information provided or made available to Purchaser or any of its Representatives, lenders or Affiliates prior to the execution of this Agreement; or (ii) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Business heretofore or hereafter delivered to or made available to Purchaser or any of its Representatives, lenders or Affiliates, and in each case neither Seller nor any of its Affiliates or Representatives will have or be subject to any liability to Purchaser, any Affiliate of Purchaser or any other Person resulting from the distribution of any such information to, or use of any such information by, Purchaser, any Affiliate of Purchaser or any of their Representatives. Purchaser and its Affiliates expressly and specifically disclaim that they are relying upon or have relied upon any representation or warranty of any kind or nature, whether express or implied, not included in this Agreement that may have been made by any Person, and acknowledge and agree that Seller expressly and specifically disclaims any such other representations and warranties. Without limiting the generality of the foregoing, none of Seller or any of its Affiliates or Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the Business, the Acquired Assets or the Assumed Liabilities made available to Purchaser, including due diligence materials, memoranda or similar materials, or in any presentation of the Business by management of Seller or others in connection with the Transactions, and no statement contained in any such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Purchaser in executing, delivering and performing this Agreement and consummating the Transactions. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available to Purchaser and its Representatives are not and shall not be deemed to be or to include any representations or warranties of Seller, and are not and shall not be deemed to be relied upon by Purchaser in executing, delivering and performing this Agreement and consummating the Transactions.

5.08    Reliance Upon Title Policy.

Purchaser acknowledges and agrees that, as to matters of Seller’s title and ownership of the Acquired Real Property, Purchaser is relying solely upon its Title Commitment and any policy issued pursuant thereto (the “Title Policy”), the representations expressly set forth in Section 4.08 and the Deeds. If Purchaser has a claim under the Title Policy and the subject matter of that claim also constitutes a breach of any warranty made by Seller in Section 4.08 of this Agreement or a Deed delivered at a Closing, or any other instrument or agreement delivered pursuant to this Agreement or in connection with such Closing, Purchaser agrees, to the extent Purchaser can do so without affecting Purchaser’s coverage or rights under the Title Policy, Purchaser will look first to its Title Policy that it purchases as Closing for recovery on such claim, and Purchaser shall not assert any claim against Seller for a breach of a representation, warranty or covenant with respect to such claim unless and until Purchaser has pursued its remedies against the Title Company and has not been made whole, except to the extent a claim against Seller would be time barred by operation of this Agreement, or by applicable Law, to permit such action to be so concluded in which event, unless Seller expressly agrees to toll any such time periods, Purchaser may pursue a simultaneous action against Seller. The foregoing shall not affect the Title Company’s right to subrogation or to assert, as a subrogee, a claim against the Seller at any time. The provisions of this Section 5.08 shall survive Closing.

ARTICLE VI.
COVENANTS

6.01    Access of Purchaser

The following provisions shall apply to the Acquired Assets until they have been acquired by Purchaser at the Closing.

(a)    During the Interim Period, Seller will provide Purchaser and its Representatives with reasonable access, upon reasonable prior notice and during normal business hours, to the Acquired Assets, including the Records, the Acquired Real Property and to Seller’s other books and records and other information (including historical financial information) related to the Acquired Assets and Assumed Liabilities, so that Purchaser may complete title reviews and surveys of the Acquired Real Property as Purchaser determines is necessary in its sole discretion and complete its review, analysis and due diligence investigation of the Acquired Assets, the Assumed Liabilities, Records and Seller’s other books, records and information related to the Acquired Assets and Assumed Liabilities (including as may be reasonably required for accounting, auditing and other reporting purposes). Seller shall reasonably cooperate with Buyer to prepare a list of all Equipment and other personal property included in the Acquired Assets during the Interim Period. Without limiting the generality of the foregoing, such access shall include access to any of Seller’s costs estimates or accounting retirement obligations estimates, as applicable, with respect to the remediation, closure and pre- and post-closure monitoring of the Operating CA Landfill, and the decommissioning of the Generating Facility; PROVIDED THAT SELLER AND ITS AFFILIATES SPECIFICALLY DISCLAIM ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, AS TO ANY SUCH COST OR ACCOUNTING RETIREMENT OBLIGATIONS ESTIMATES.

(b)    During the Interim Period, upon the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), Seller shall provide Purchaser and its Representatives with reasonable access to the Key Employees of Seller for the purposes of Purchaser’s review, analysis and investigation.

(c)    In using the access rights set forth in Sections 6.01(a) and 6.01(b), Purchaser and its Representatives shall not unreasonably interfere with the operation of the Generating Facility or the Operating CA Landfill or the other Acquired Assets (prior to their acquisition). Purchaser shall provide Seller with reasonable notice of any scheduled on-site access to the Generating Facility or intent to meet with any of the Key Employees of Seller by Purchaser or its Representatives, and Seller shall have the right to have a Representative present for any communication with any Key Employees of Seller. Purchaser shall and shall cause its Representatives to observe and comply with all applicable health, safety and security requirements of Seller and its Affiliates while on the site of the Generating Facility, or the Acquired Real Property. Purchaser shall indemnify, defend and hold harmless Seller from and against any Losses incurred by Seller arising from or relating to any personal injury or damage to any property owned or leased by Seller to the extent caused by Purchaser or its Representatives.

(d)    Purchaser shall hold in confidence all information disclosed to Purchaser or its Representatives under this Section 6.01 on the terms and subject to the conditions contained in the Confidentiality Agreement (which Purchaser hereby agrees to be bound by in all respects as though it was an original party thereto).

(e)    Notwithstanding anything to the contrary in this Section 6.01, Seller shall not be required to provide access or disclose information where such access or disclosure would waive the attorney-client privilege. No investigation by Purchaser or other information received by Purchaser shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement.

(f)    Subject to Section 6.01(c), during the Interim Period, Purchaser may conduct Phase I environmental site assessments, environmental compliance investigations, or non-intrusive environmental sampling, testing or investigation of the Acquired Assets at any time without prior Seller approval; provided, further, Purchaser may conduct any Phase II or other intrusive environmental sampling, testing or investigation, upon the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).

(g)    During the Interim Period, Purchaser may communicate with Governmental Authorities, including the IDEM, regarding the Acquired Assets and any necessary actions required to be taken in connection with the Transactions contemplated hereby. Seller shall have the right to (i) have a Representative present for oral communications between Purchaser and any Governmental Authority; and (ii) review in advance any proposed written communication between Purchaser and any Governmental Authority and provide any comments thereto, which reasonable comments Purchaser shall make commercially reasonable efforts to consider and incorporate. Purchaser shall (A) provide at least five (5) Business Days prior written notice to Seller of any scheduled oral communications with Governmental Authorities during the Interim Period and (B) provide any proposed written communication between Purchaser and any Governmental Authority during the Interim Period to Seller for its review and comment at least five (5) Business Days prior to delivery of such written communication to the applicable Governmental Authority; provided, however, that the requirements set forth in this Section 6.01(g) shall not apply to any non-substantive communications between Purchaser and any Governmental Authority.

6.02    Conduct of Business

During the Interim Period, unless Purchaser shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, and except for (a) actions required by Law; (b) actions expressly required or permitted by this Agreement or any other Transaction Document or necessary to consummate the Transactions and expressly contemplated hereunder or thereunder; (c) reasonable actions taken in response to an emergency or an event of force majeure in accordance with prudent industry practice and disclosed as soon as practicable to Purchaser, and (d) actions set forth on Schedule 6.02, Seller shall conduct the Business and operate and maintain (or cause to be operated and maintained) the Generating Facility, the Operating CA Landfill and the other Acquired Assets (prior to their acquisition) in the ordinary course of the conduct of the Business as if the Generating Facility were going to be retired in May 2023, and in compliance with all applicable Laws and Permits. In addition, during the Interim Period, Seller shall maintain policies of insurance covering the Acquired Assets consistent with prior practice, unless Seller’s insurance providers require that Seller undertake capital expenditures or repairs of such Acquired Assets as a condition to their willingness to continue to provide coverage of a particular asset, in which case, coverage of that particular asset can be dropped by Seller, and use all reasonable efforts to safeguard the Acquired Assets from acts of vandalism and theft (and, in any case, Seller shall be responsible for repairing or replacing any Acquired Assets materially affected by such activities).

Notwithstanding the foregoing, except as set forth in Section 6.09, Seller shall have no obligation to repair or replace any of the Equipment or Inventory beyond what is required for operation and maintenance of the Generating Facility, the Operating CA Landfill and the other Acquired Assets as if the Generating Facility were going to be retired in May 2023.

6.03    Certain Restrictions

During the Interim Period, except as permitted or required by the other terms of this Agreement, or as otherwise described in Schedule 6.03, or consented to or approved in writing by Purchaser, which consent or approval will not be unreasonably withheld, conditioned or delayed, Seller shall not:

(a)    create any Lien (other than a Permitted Encumbrance (excluding Permitted Encumbrances of the type described in section (f) of that definition)) against any of the Acquired Assets;

(b)    sell, transfer, convey, waste or otherwise dispose of any Acquired Assets (other than (i) fuel; (ii) the Equipment and Inventory described in Schedule 6.03(b); and (iii) Equipment that is replaced in the ordinary course of business consistent with Seller’s historic practice);

(c)    propose or agree to any modifications to any of the Permits that are included in the Acquired Assets that would affect Purchaser’s obligations thereunder or would reasonably be expected to have a material adverse effect upon Purchaser’s ownership, operation or use of, or the costs and expenses associated with, the Acquired Assets, after the Closing;

(d)    incur any obligation for borrowed money secured by the Acquired Assets or guarantee any obligation of any Person with the Acquired Assets, other than (i) a Permitted Encumbrance; (ii) extensions of credit incurred in the ordinary course of the conduct of the Business; or (iii) extensions of credit or guarantees that would be discharged on or prior to the Closing;

(e)    institute, settle or agree to settle any material Proceeding pending or threatened before any arbitrator, court or other Governmental Authority primarily related to the Acquired Assets, except to the extent the outcome of such Proceeding would not (i) require or involve any post-Closing investigation or remediation relating to the Acquired Assets; or (ii) have a material adverse effect upon Purchaser’s ownership, operation or use of, or the costs and expenses associated with, the Acquired Assets, after the Closing;

(f)    change any material election with respect to Non-Income Taxes of the Acquired Assets that will adversely affect Purchaser in the Post-Closing Tax Period;

(g)    terminate, agree to any waiver under or materially modify or amend any of the Assumed Contracts (except that Seller shall be permitted to terminate the Participation Agreement and related arrangements as part of acquiring the undivided ownership interests currently not held by Seller in the Generating Facility; provided that Seller shall be responsible for any liabilities or obligations associated therewith); or

(h)    agree or commit to do any of the foregoing.

6.04    Required Filings and Approvals

During the Interim Period, Seller and Purchaser shall (and shall cause their respective Affiliates to):

(a) make or cause to be made the Required Regulatory Approvals and/or other filings and approvals required of such Party or any of its Affiliates under any Laws with respect to the Transactions as promptly as is reasonably practicable after the date of this Agreement, and in any event consistent with the Permit Transition Plan attached as Appendix E to this Agreement or as otherwise agreed by the Parties;

(b) cooperate with the other Party and provide all information in such Party’s possession that is necessary in connection with each such other Party’s filings;

(c) promptly inform the other Party of (and, at the other Party’s reasonable request, supply to the other Party) any communication (or other correspondence or memoranda) from or to, and any proposed understanding or agreement with, any Governmental Authority in respect of such filings;

(d) consult and cooperate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and opinions made or submitted by or on behalf of any Party in connection with all meetings, actions, or other Proceedings with Governmental Authorities relating to such filings, including, subject to applicable Law, permitting the other Party to review in advance any proposed written communication between it and any Governmental Authority;

(e) supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested in connection with a Required Regulatory Approval or other applicable Laws.

(f) use commercially reasonable efforts to resolve any objections asserted by any Governmental Authority with respect to the Transactions; and

(g) use commercially reasonable efforts to contest and resist any Proceeding instituted (or threatened in writing to be instituted) by any Governmental Authority challenging the Transactions as in violation of any Law. If a Party or any of its Affiliates intends to participate in any meeting or discussion with any Governmental Authority with respect to such filings or the Transactions, such Party shall give the other Party reasonable prior written notice of, and an opportunity to participate in, such meeting or discussion. Notwithstanding anything to the contrary contained herein, all filing fees, consulting costs or other administrative costs associated with the Required Regulatory Approvals and the transfer or issuance of any Permits desired by Purchaser in connection with the Transactions shall be borne by Purchaser.

6.05    Failure to Obtain Consent

Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document, to the extent that the transfer to Purchaser of any of the Acquired Assets requires the authorization, approval, consent or waiver of, any Governmental Authority or any other Person, and the Closing occurs without such authorization, approval, consent or waiver having been obtained, then neither this Agreement nor the Transactions shall constitute a transfer of such Acquired Assets, or an attempt thereof. In such event, each Party shall use its commercially reasonable efforts, and shall cooperate with the other Party, to promptly obtain such authorizations, approvals, consents or waivers; provided that neither Seller nor Purchaser shall be required to pay any consideration for any such authorization, approval, consent or waiver (other than the payment by Purchaser of applicable filing fees) or to agree to any conditions or requirements which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser or Seller. Pending such authorization, approval, consent or waiver, the Parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements (to the extent such arrangements are feasible) designed to provide to Purchaser the benefits of such Acquired Assets that Purchaser would have obtained had such Acquired Assets been transferred to Purchaser at Closing. To the extent Purchaser is provided all material benefits pursuant to this Section 6.05 of any such Acquired Assets, Purchaser shall perform, for the benefit of Seller, and indemnify and hold harmless Seller for, the obligations of Seller thereunder and any related liability that, but for the lack of an authorization, approval, consent or waiver in connection with the assignment of such Acquired Asset to Purchaser, would have constituted an Assumed Liability. Once authorization, approval, consent or waiver for the transfer of any such Acquired Assets not transferred at Closing is obtained, Seller shall transfer any such Acquired Assets to Purchaser and, subject to the terms of Sections 2.03 and 2.04, the obligations of Seller associated therewith shall thereupon be deemed Assumed Liabilities. To the extent any such Acquired Assets cannot be transferred following the Closing pursuant to this Section 6.05, Purchaser and Seller shall cooperate reasonably in an effort to find and enter into mutually agreeable arrangements (including subleasing, sublicensing or subcontracting), if feasible, to provide the Parties the economic (taking into account Tax costs and benefits) and operational equivalent, to the extent permitted, of obtaining such authorization, approval, consent or waiver and the performance by Purchaser of the obligations thereunder. Seller shall hold in trust for, and pay to Purchaser promptly upon receipt thereof, all income, proceeds and other monies received by Seller in respect of Purchaser’s performance of any such Acquired Asset in connection with the arrangements under this Section 6.05. This Section 6.05 shall in all cases be limited to the extent necessary not to result in a violation of applicable Law.

6.06    Tax Matters.

(a)    In the event that any Transfer Taxes are imposed on the Transactions, all such Transfer Taxes incurred in connection with this Agreement, the other Transaction Documents or the Transactions shall be borne equally (on a fifty-fifty basis) by each of Purchaser and by Seller. Seller and Purchaser shall cooperate in timely making all filings, returns, reports and forms as may be required in connection with the payment of such Transfer Taxes. Seller and Purchaser, as appropriate shall execute and deliver all instruments and certificates reasonably necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes. In preparing and reviewing such Tax Returns, the Parties shall cooperate to resolve any disagreement between them or with any Governmental Authority related to such Tax Returns.

(b)    Seller shall be responsible for any Tax paid or payable with respect to any Acquired Assets that are attributable to the Pre-Closing Tax Period. Purchaser shall be responsible for any Tax with respect to any Acquired Assets that are attributable to the Post-Closing Tax Period. With respect to a Straddle Period for Tax (other than Ad Valorem Taxes), Seller and Purchaser shall determine the portion of the Tax attributable to the Pre-Closing Tax Period and Post-Closing Tax Period and to the portion of the Straddle Period that occurs on or before the day immediately before the Closing Date by using the interim closing of the books method as of the day immediately before the Closing Date. With respect to a Straddle Period for Ad Valorem Taxes with respect to the Acquired Assets, Ad Valorem Taxes shall be apportioned to Pre-Closing Tax Periods and Post-Closing Tax Periods per diem, to Seller based on the number of days in the Straddle Period occurring as of the day immediately before the Closing Date, and to Purchaser based on the number of days in the Straddle Period occurring on or after the Closing Date. In determining whether a property Tax is attributable to a Pre-Closing Tax Period or a Straddle Period (or portion thereof), any property Tax shall be deemed a property Tax attributable to the taxable period specified on the relevant property Tax bill. All Ad Valorem Taxes shall be prorated based on the immediately preceding year’s assessment, unless the current year’s assessment is known, in which case the most current year shall be used for apportionment. If a prior year’s assessment is used to apportion any such obligation, Purchaser shall pay to Seller, or Seller to Purchaser, as applicable, an amount equal to their apportioned share of the difference, if any, between the prior year’s assessment and the current year’s assessment as soon as practicable after such current assessment becomes available, but in no event later than thirty (30) days after such amount is determined. For purposes of this Section 6.06(b), any exemption, deduction, credit, or other item that is calculated on an annual basis shall be apportioned to the Straddle Period in the same manner.

(c)    Seller shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns for Non-Income Taxes with respect to any Acquired Assets for all taxable periods ending on or before the day immediately prior to the Closing Date. Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns for Non-Income Taxes with respect to any Acquired Assets for all taxable periods ending on or after the Closing Date, but for such Tax Returns that concern a Straddle Period, the content of such Tax Returns shall be prepared in a manner consistent with prior practice of the Seller and the Purchaser must provide Seller a reasonable period of time to review such Tax Returns.

(d)    Any refund received for Taxes paid or payable with respect to the Acquired Assets shall be promptly paid (or to the extent payable but not paid due to offset against other Taxes shall be promptly paid by the Party receiving the benefit of the offset) as follows: (i) to Seller, if attributable to Taxes with respect to any Pre-Closing Tax Period (including the pre-Closing portion of the Straddle Period as determined pursuant to Section 6.06(b)); and (ii) to Purchaser, if attributable to Taxes with respect to any Post-Closing Tax Period (including the post-Closing portion of the Straddle Period as determined pursuant to Section 6.06(b)).

(e)    Purchaser agrees to promptly provide notice to Seller of any audit, assessment, notice of deficiency, or other notice from a Governmental Authority with respect to Taxes for which Seller has responsibility under this Section 6.06. Seller shall have the right, at its sole expense, to control any audit or examination by any Governmental Authority, initiate any claim for refund, and contest, resolve and defend against any assessment, notice of deficiency or other adjustment or proposed adjustment relating to any and all Taxes for which Seller has any responsibility under this Section 6.06. Purchaser agrees to cooperate with Seller with respect to such matters, as and to the extent reasonably requested by Seller, and shall furnish or cause to be furnished to Seller, upon request, as promptly as practicable and at Seller’s expense, such information and assistance (including access to books and records) as is reasonably necessary for the preparation for any such matter. Purchaser shall not settle, compromise or otherwise resolve any audit, examination, assessment or other adjustment or proposed adjustment relating to any Taxes for which Seller has any responsibility under this Section 6.06 without Seller’s prior written consent.

6.07    Records; Retention.

(a)    No later than one hundred twenty (120) days after the Closing Date, Seller shall make available to Purchaser, or otherwise provide Purchaser access to, for pickup or copying, as applicable, during normal business hours, any applicable Records that are not located at the Generating Facility. Seller will retain such original Records and Purchaser will receive a copy of such Records, at Purchaser’s sole cost and expense.

(b)    After the Closing Date, Purchaser shall preserve and keep a copy of all Records in accordance with the records retention policy of Purchaser and its Affiliates. Purchaser shall provide to Seller a CD, DVD-ROM or USB storage device containing a true, complete and correct electronic copy of all files contained in the Data Room as of the Closing.

(c)    After the Closing, Seller will provide Purchaser and its Representatives with reasonable access, upon reasonable prior notice and during normal business hours, and at Purchaser’s sole cost and expense, to Seller’s books, records and other information (including historical financial information) related to the Acquired Assets and Assumed Liabilities, as may be reasonably requested for accounting, auditing and other reporting purposes.

6.08    Environmental Matters.

(a)    Seller shall provide Purchaser with a complete copy of any and all Permit applications, notices, amendments, proposed consent orders or consent agreements, affecting the Generating Facility or the Operating CA Landfill, no later than ten (10) Business Days before submission of any such application, notice, amendment, or proposed order or agreement, for Purchaser’s written consent, such consent not to be unreasonably withheld, conditioned or delayed. Seller shall act in good faith and in a commercially reasonable manner with respect to incorporating any comments from Purchaser into any actions or proposals to be submitted to the applicable Governmental Authority. In addition, Seller shall provide Purchaser with copies of all written correspondence between Seller and any Governmental Authority regarding all such Permit applications, notices, amendments, or proposed consent orders or consent agreements.

(b)    During the Interim Period, Seller shall:

(i)    promptly provide Purchaser copies of all notices, including any summons, citations, information requests, notices of potential responsibility or liability, notices of violation or deficiency, orders or decrees, Third Party Claims, complaints, investigations, judgments, notices of environmental Liens, remedial actions in progress, and responses thereto, to or from the EPA, Occupational Safety and Health Administration or any other Governmental Authorities, or any other Person, concerning: (A) any Hazardous Substance contamination on, in or under the Acquired Assets; (B) the imposition of any Lien on the Acquired Assets; (C) any actual or alleged violation by the Seller of, or responsibility of the Seller under, any Environmental Laws or environmental Permits in connection with the Seller’s operations on or at the Acquired Assets, including any matter related to environmental, health, safety, loss prevention or security matters; or (D) any actual or alleged liability of the Seller for its operations on or at the Acquired Assets under any theory of tort, including negligence, trespass, nuisance, strict liability, or ultra-hazardous activity;

(ii)    promptly notify Purchaser of any Release, accidents, leaks, discharges, or similar activities arising with respect to the operation or maintenance of the Generating Facility or the Operating CA Landfill, and provide Purchaser with written notice of such events any correspondence with the applicable Governmental Authorities regarding such Releases or other incidents. Seller shall notify Purchaser of the actions, including any remediation, that Seller undertakes with respect to such incident, and shall allow Purchaser to attend any meetings with any Governmental Authorities and any actions taken by Seller to resolve or remediate any such Releases or incidents; and

(iii)    provide at Purchaser’s request copies of all routine assessment, remediation, monitoring and other environmental data related to operation of the Operating CA Landfill.

(c)    During the Interim Period and following the Closing Date for a period not to exceed two (2) years, Seller agrees to cooperate in good faith with Purchaser to address any issues, demands, inquiries or other matters raised by Governmental Authorities or by third parties, including appearing in any Permit challenges, meetings, hearings or other forums, related to the retirement of the Generating Facility and other activities related to the response, defense or resolution of such matters.

6.09    Casualty or Condemnation

If any Acquired Assets are damaged or destroyed by casualty loss, or taken by condemnation event, after the Effective Date and before the Closing, Seller shall promptly provide Purchaser with written notice of such loss or event together with its reasonable estimation of the amount of time and costs required to repair, restore or replace the affected Acquired Assets.

(a)    If (x) the amount of costs required to repair, restore or replace the affected Acquired Assets that would not be covered by proceeds under any applicable insurance policy or condemnation claim relating to the affected Acquired Asset(s) (such uncovered amount, including any applicable deductibles under such policies, collectively, the “Uncovered Costs”) would not reasonably be expected to exceed [***] and (y) such repair, restoration or replacement would not reasonably be expected to (i) cost more than [***] in the aggregate (including both Uncovered Costs and costs covered by applicable insurance policies) or (ii) require more than six months to complete, in each case, in the reasonable estimation of Seller and as approved by Purchaser, then:

(i)    Seller shall, prior to Closing, take reasonable steps to implement the repair, restore, or replace, as the case may be, the affected Acquired Assets;

(ii)    Seller shall, prior to the Closing, file all applicable insurance and condemnation claims and diligently pursue such claims;

(iii)    if the repair, restoration or replacement is not completed prior to Closing, Seller shall transfer to Purchaser at Closing all applicable insurance and condemnation claims;

(iv)    promptly upon the payment of any applicable insurance and condemnation claims, the proceeds of such insurance and condemnation claims shall be distributed as follows:

(A)    First, to Seller until the amount of its reasonable and documented insurable costs and expenses incurred to complete the repair, restoration or replacement of the affected Acquired Assets (“Actual Costs”) has been reduced to [***]; and

(B)    Second, any remaining amount shall be distributed to Purchaser; and

(v)    notwithstanding the distribution of the proceeds of any insurance and condemnation claims in accordance with Section 6.09(a)(iv), the Parties agree that:

(A)    Seller shall ultimately be responsible for (x) the first [***] of any Uncovered Costs relating to such loss or event and (y) 50% of the amount of any Uncovered Costs relating to such loss or event that exceed [***]; and

(B)    Purchaser shall ultimately be responsible for (x) the amount of any Uncovered Costs in excess of [***] but not more than [***] relating to such loss or event and (y) 50% of the amount of any Uncovered Costs relating to such loss or event that exceed [***].

Promptly upon the final distribution of the proceeds of all insurance and condemnation claims, (x) Seller shall reimburse Purchaser for the amount of any reasonable and documented Uncovered Costs incurred by Purchaser for which Seller is responsible pursuant to this Section 6.09(a)(v) and (y) Purchaser shall reimburse Seller for the amount of any reasonable and documented Uncovered Costs incurred by Seller for which Purchaser is responsible pursuant to this Section 6.09(a)(v).

(vi)    In the event that there are no Uncovered Costs and Purchaser receives insurance proceeds in excess of the Actual Costs incurred by the Parties to repair, restore or replace the affected Acquired Assets, then Purchaser shall promptly distribute such excess insurance proceeds to Seller after the affected Acquired Assets have been repaired, restored or replaced.

(b)    If either (x) the amount of Uncovered Costs relating to the affected Acquired Assets would reasonably be expected to exceed [***] or (y) such repair, restoration or replacement would reasonably be expected to (i) cost more than [***] in the aggregate (including both Uncovered Costs and costs covered by applicable insurance policies) or (ii) require more than six months to complete (each, a “Major Loss Event”), in each case, in the reasonable estimation of Seller and as approved by Purchaser, then Purchaser shall have the right to terminate this Agreement unless (solely in the case of any Major Loss Event which exceeds the monetary threshold set forth in the foregoing clause (x), but does not exceed the monetary or time thresholds set forth in clause (y)), Seller agrees in writing, in its sole discretion within five Business Days of Purchaser’s notice of termination, to pay and be responsible for the amount of any Uncovered Costs in excess of [***] (in which case, the repair, restoration or replacement of the applicable Acquired Assets shall proceed in accordance with the provisions of Section 6.09(a) and will be deemed not to constitute a Major Loss Event and Purchaser shall not be responsible for more than [***] in Unrecovered Costs pursuant to Section 6.09(a)(v)(B)).

(c)    If, following a Major Loss Event, Purchaser does not exercise its right to terminate this Agreement pursuant to Section 6.09(b), then:

(i)    the Parties shall cooperate in good faith to reach a mutually agreeable plan for the repair, restoration or replacement of the affected Acquired Assets prior to Closing;

(ii)    unless Purchaser elects otherwise, Seller shall, prior to the Closing, take reasonable steps to implement the repair, restoration or replacement of the Acquired Assets;

(iii)    Seller shall, prior to the Closing, file all applicable insurance and condemnation claims, diligently pursue such claims, and transfer all such claims to Purchaser at Closing;

(iv)    promptly upon the payment of any applicable insurance and condemnation claims, the proceeds of such insurance and condemnation claims shall be distributed as follows:

(A)    First, to Purchaser until its Actual Costs have been reduced to [***];

(B)    Second, to Seller until its Actual Costs have been reduced to [***]; and

(C)    Third, any remaining amount shall be distributed to Purchaser; and

(v)    notwithstanding the distribution of the proceeds of any insurance and condemnation claims in accordance with Section 6.09(c)(iv), the Parties agree that:

(A)    Seller shall ultimately be responsible for the first [***] of any Uncovered Costs relating to such loss or event; and

(B)    Purchaser shall ultimately be responsible for the amount of any Uncovered Costs in excess of [***] relating to such loss or event.

Promptly upon the final distribution of the proceeds of all insurance and condemnation claims, (x) Seller shall reimburse Purchaser for the amount of any reasonable and documented Uncovered Costs incurred by Purchaser for which Seller is responsible pursuant to this Section 6.09(c)(v) and

(y) Purchaser shall reimburse Seller for the amount of any reasonable and documented Uncovered Costs incurred by Seller for which Purchaser is responsible pursuant to this Section 6.09(c)(v).

6.10    Credit Support

To the extent Credit Support with respect to any Acquired Asset is required under any Acquired Permit or applicable Law, Purchaser shall arrange for the replacement of any Credit Support that is required to be provided in connection with such Acquired Asset, in accordance with the requirements of such Acquired Permit or applicable Law, in connection with the transfer of such Acquired Permit to Purchaser or the acquisition of such Acquired Asset in accordance with this Agreement.

6.11    Fulfillment of Conditions

Subject to the terms and conditions of this Agreement, each Party (a) shall exercise its commercially reasonable efforts, proceed diligently and in good faith, and cooperate with the other Party and its Affiliates and Representatives to satisfy each condition that it is required to satisfy contained in Article VII or Article VIII, as applicable, of this Agreement; and (b) shall not, and shall not permit any of its Affiliates or Representatives to, take or fail to take any action that would reasonably be expected to result in the non-fulfillment of any such condition.

6.12    Employee Matters

(a)    From and after the date of this Agreement, Purchaser shall be permitted to meet with and interview each of the employees identified on Schedule 6.12(a) (such employees referred to herein as “Available Employees”) in connection with potential prospective employment with Purchaser, its Affiliates or other Persons in Purchaser’s discretion. Purchaser’s offer of employment to any Available Employee (which offers shall be made in Purchaser’s sole discretion on terms and conditions established solely by Purchaser) shall (i) be for employment effective as of Closing, and (ii) be made no later than [***] Business Days prior to Closing.

(b)    Purchaser shall be responsible for scheduling any meetings or interviews with Available Employees, and Seller shall facilitate such meetings or interviews as may be reasonably requested by Purchaser or its Affiliates. Any meetings or interviews between Purchaser and Available Employees shall be scheduled at times and places that are not unreasonably inconvenient or disruptive to Seller or its Affiliates and during normal business hours, with reasonable advance notice being provided to Seller. Purchaser shall send to Seller a schedule identifying which Available Employees received offers of employment, which schedule shall be updated if additional offers are extended.

(c)    [***] Seller shall not take any action to discourage or dissuade any Available Employee from accepting Purchaser’s offer of employment or otherwise interfere with Purchaser’s efforts to recruit those Available Employees it selects for offers of employment.

(d)    Nothing contained in this Section 6.12 or elsewhere in this Agreement, express or implied, shall (a) confer upon any employee of Seller or legal representative or beneficiary thereof, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, including any right to employment or continued employment for any specified period, or level of compensation or benefits; (b) impose an obligation on Purchaser or its Affiliates to offer employment to any employee or contractor or consultant of Seller; or (c) prohibit Seller from terminating the employment of any employee of Seller prior to the Closing.

(e)    During the Interim Period, Purchaser shall use commercially reasonable efforts to secure on reasonable market terms a sufficient number of experienced, qualified individuals to operate the Generating Facility (whether directly or through other available labor resources).

6.13    Coal Purchases.

(a)    Purchaser and Seller shall cooperate in good faith and use commercially reasonable efforts to have Seller’s rights and obligations under the Existing Coal Supply Agreement assigned to, and assumed by, Purchaser at the Closing (including, in the case of Seller, by obtaining the Existing Coal Supplier’s consent with respect to the disclosure and assignment of the Existing Coal Supply Agreement to Purchaser). [***]

(b)    During the Interim Period, without Purchaser’s prior written consent which may be withheld in its sole discretion, Seller shall not purchase any volume of coal to the extent that Seller reasonably expects more than [***] tons of such coal to be included in the Coal Inventory as of the Closing, except for purchases of coal volumes pursuant to the Existing Coal Supply Agreement.

6.14    Title Policy.

(a)    Promptly after the Effective Date, Purchaser, at its expense, shall obtain ALTA surveys of the Acquired Real Property, the Purchaser Easements and the Seller Easements (the “Surveys”) and order the Title Commitment. Purchaser shall promptly deliver a copy of the Title Commitment and the Surveys obtained by Purchaser to Seller. Upon its receipt of any such Survey, Purchaser shall have the right to submit such Survey to the Recorder’s Office of Sullivan County to request separate parcel identification numbers as applicable.

(b)    From time to time, but in no event later than the date that is fifteen (15) days after the later of (i) the date that Purchaser receives the Title Commitment and copies of all documents listed as exceptions thereto and (ii) the date Purchaser receives all of the Surveys (such later date, the “Title Objection Date”), if Purchaser believes there are any title defects or exceptions to title to the Acquired Real Property set forth in the Title Commitment or the Surveys which are not Permitted Title Exceptions, Purchaser shall furnish to Seller written notice (a “Title Objection Notice”). Purchaser’s failure to timely deliver a Title Objection Notice on or prior to the Title Objection Date shall constitute Purchaser’s irrevocable acceptance of the Title Commitment and Purchaser shall be deemed to have unconditionally waived (except pursuant to Section (e)) any right to object to any matters set forth therein.

(c)    If, after giving a Title Objection Notice to Seller, Purchaser receives a continuation report showing any title defects which Purchaser claims are not Permitted Title Exceptions, Purchaser shall give written notice thereof to Seller promptly after the date Purchaser receives such evidence and Purchaser shall be deemed to have unconditionally waived any such matters as to which it fails to give such notice to Seller within ten (10) days after the date Purchaser receives the same. Seller shall have ten (10) days following the receipt of a Title Objection Notice, or until ten (10) days prior to Closing, if sooner, in which to give Purchaser written notice (each such notice, a “Seller Title Response”) that Seller will either: (i) cause such matters or conditions to be deleted from the Title Commitment and, if applicable, removed from the Surveys; or (ii) not cause such matter or condition to be deleted from the Title Commitment or removed from the Surveys, as the case may be.

(d)    If Seller gives notice pursuant to Section 6.14(c)(i), then Seller will cause such matter or condition to be deleted from the Title Commitment or removed from the Surveys, as the case may be, not less than five (5) days prior to the Closing Date. The Seller shall prove such deletion or removal by providing Purchaser, or Purchaser’s designee, a copy of the instrument supporting such deletion or removal and a mark-up of the Title Commitment or Survey, as applicable, or revised Title Commitment or Survey showing such deletion or removal.

(e)    If Seller (i) fails to give a Seller Title Response within said ten (10) day period, or (ii) gives notice pursuant to clause 6.14(c)(ii), then Purchaser will deliver written notice to Seller on or before five (5) days following the earlier of the expiration of such ten (10) day period or the giving of the Seller Title Response either (X) terminating this Agreement, but only if the title defect would result in a material adverse effect upon Purchaser’s ownership, operation or use of, or the costs and expenses associated with, the Acquired Assets, after the Closing; or (Y) waiving the right to terminate this Agreement as a result of any such matter or condition. If Purchaser fails to deliver such notice terminating this Agreement pursuant to clause (X) within said five (5) day period, then Purchaser shall be deemed to have elected to waive the right to terminate this Agreement under clause (Y) above.

(f)    If Purchaser elects to terminate this Agreement, neither Party shall have any further obligations under this Agreement except those expressly surviving any termination of this Agreement. If Purchaser elects to waive the right (or is deemed to have elected to waive the right) to terminate this Agreement pursuant to clause (X) above, then any matter or condition previously objected to by Purchaser that Seller did not agree to have deleted from the Title Commitment and/or the Surveys shall become a Permitted Encumbrance.

(g)    If, at Closing title defects exist that constitute Liens that Seller has agreed to cure that are removable by the payment of monies, then Seller shall deliver to Purchaser instruments in recordable form sufficient to satisfy such Liens and deposit or cause to be deposited with the Title Company sufficient monies reasonably acceptable to the Title Company to insure obtaining and recording of such satisfactions and the issuance of the Title Policy to Purchaser free of any such Liens

6.15    HSR Compliance

                             Within 60 calendar days prior to Closing, Purchaser shall cause the fair market value of the Acquired Assets to be determined on a commercially reasonable basis in accordance with 16 C.F.R. §801.10(c)(3), and shall promptly notify Seller if the fair market value so determined would necessitate any filing with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the (“HSR Act”).

6.16    MISO Cooperation.

(a)    Except for bids submitted by Seller on its own behalf solely for the purpose of satisfying its anticipated load serving obligations in connection with the MISO 2022/2023 Planning Resource Auction and which will satisfy obligations of the “Seller” (as defined in the PPA) to supply capacity during the 2022/2023 Planning Year pursuant to the PPA, Seller shall not bid, offer, sell or otherwise contract for the sale of any Capacity of the Generating Facility to any other Person for the Planning Year commencing June 1, 2022, through May 31, 2023, or any subsequent Planning Year.

(b)    In the event that Seller receives any distribution of revenues with respect to the Generating Facility pursuant to Schedule 2 of the MISO Tariff (Reactive Supply and Voltage Control) for any period from and after the Closing, then Seller shall promptly (and in any event within ten (10) Business Days) distribute such revenues to Purchaser.

6.17    Farm Lease Revenues

During the Interim Period, Seller shall cooperate in good faith and take such actions as may be reasonably requested by Purchaser with respect to the transfer of any farm leases included among the Acquired Assets to the extent reasonably necessary or desirable in connection with Purchaser’s status as an exempt wholesale generator.

6.18    Allocation of Auxiliary Load

                             During the Interim Period, the Parties shall cooperate to determine any metering changes or additions that may be necessary to properly allocate station auxiliary load from the Generating Facility to either Seller or Purchaser. The Parties acknowledge this may require, but is not limited to, meter loss compensation, establishment of a MISO CP node for coal handling loads, adjustments to the energy management system calculations and/or the addition of metering to ensure cost and energy losses are properly allocated. The Parties agree that any auxiliary load used by the Generating Facility and energy losses attributable to the Acquired Assets are the responsibility of Purchaser. Any auxiliary load or energy losses attributable to the Excluded Transmission Assets or any other Excluded Assets are the responsibility of Seller.

6.19    Option to Purchase

(a)    At the Closing, Seller shall grant to Purchaser an option to purchase from Seller up to 80 acres of land north of the Operating CA Landfill at a price of [***] as shown on Schedule 2.01(a)(i). Such option shall be exercisable by Purchaser at any time from and after the Closing and continuing until the fifth anniversary thereof. Each Party shall cooperate in good faith and use reasonable efforts to enter into definitive documentation with respect to such option in form to be mutually agreed during the Interim Period, including a memorandum of agreement to be recorded in the Sullivan County real property records.

6.20    Further Assurances

Following the Closing, the Parties agree to and shall execute and deliver such other documents, certificates, agreements, and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the applicable Transactions.

ARTICLE VII.
CONDITIONS TO OBLIGATIONS OF PURCHASER

7.01    Closing Conditions

The obligation of Purchaser to consummate the Closing is subject to the fulfillment of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):

(a)     the Seller Fundamental Representations shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (or, to the extent such representations and warranties expressly relate to an earlier date, on and as of such earlier date); and  the representations and warranties of Seller contained in Article IV (other than Seller Fundamental Representations) shall be true and correct as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (or, to the extent such representations and warranties expressly relate to an earlier date, on and as of such earlier date), except, in the case of this clause (ii), where the failure of such representations and warranties to be true and correct (in each case disregarding all qualifications and exceptions contained therein relating to materiality) would not reasonably be expected to have a material adverse effect on (x) the ability of Seller to consummate the Transactions or (y) the Purchaser’s ownership, operation or use of, or the costs and expenses associated with, the Acquired Assets, after the Closing.

(b)    Seller shall have performed and complied in all respects with the agreements, covenants and obligations required by this Agreement to be performed or complied with by Seller at or before the Closing, except where the failure to perform or comply with such agreements, covenants and obligations does not and would not reasonably be expected to have a material adverse effect on (x) the ability of Seller to consummate the Transactions or (y) the Purchaser’s ownership, operation or use of, or the costs and expenses associated with, the Acquired Assets, after the Closing.

(c)    Seller shall have delivered to Purchaser a certificate, dated as of the Closing Date and executed by an authorized signatory of Seller in the name and on behalf of Seller, certifying that all of the conditions set forth in Sections 7.01(a)(i) and 7.01(a)(ii) have been satisfied.

(d)    Seller shall have delivered to Purchaser, in form and substance reasonably satisfactory to Purchaser and approved by Purchaser’s counsel, those deliverables set forth in Section 3.02.

(e)    There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the Transactions (other than any such Order or Law resulting from a Proceeding instituted by Purchaser or its Affiliates unless such Proceeding was instituted by Purchaser in connection with a material breach of this Agreement by Seller).

(f)    A sufficient number of experienced, qualified individuals shall have accepted offers of employment from Purchaser to (when considered in combination with all other labor resources that Purchaser has been able to secure on reasonable market terms, after using all commercially reasonable efforts to do so) allow Purchaser to operate the Generating Facility, and the other Acquired Assets necessary for the operation of the Generating Facility, in the ordinary course following the Closing.

(g)    The Required Regulatory Approvals set forth on Schedule 4.03(b) shall have been obtained, made or given, and shall be in full force and effect and final and non-appealable, and all waiting periods relating to any such Required Regulatory Approval, including the period provided in the FPA for seeking rehearing of the FERC Order approving the transaction pursuant to Section 203 of the FPA, shall have expired or terminated.

(h)    The Purchaser Approvals set forth on Schedule 5.03 shall have been obtained or given, and shall be in full force and effect.

(i)    Purchaser shall have obtained, at its sole cost and expense, a Title Policy issued by the Title Company and insuring in Purchaser marketable title to the Acquired Real Property, subject to the Permitted Encumbrances, in an amount determined by Purchaser.

(j)    Purchaser shall have completed its due diligence reviews as contemplated in Section 6.01, including title reviews and surveys of the Acquired Real Property, and determined, in its sole discretion, that it is satisfied with the condition of the Acquired Assets in all respects.

(k)    A release of the lien of Seller’s Indenture shall have been obtained with respect to the applicable Acquired Assets.

(l)    To the extent required by Law, the Parties shall have made the appropriate filings under the HSR Act, and any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated or approval shall have been granted thereunder.

(m)    Purchaser is reasonably satisfied that title to the Acquired Assets can be conveyed by Seller to Purchaser pursuant to this Agreement free and clear of any Specified Claims and otherwise in accordance with this Agreement.

ARTICLE VIII.
CONDITIONS TO OBLIGATIONS OF SELLER

8.01    Closing Conditions

The obligation of Seller to consummate the Closing is subject to the fulfillment of each of the following conditions (all or any of which may be waived in whole or in part by Seller in its sole discretion):

(a)     the Purchaser Fundamental Representations shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (or, to the extent such representations and warranties expressly relate to an earlier date, on and as of such earlier date); and  the representations and warranties of Purchaser contained in Article V (other than the Purchaser Fundamental Representations) shall be true and correct as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (or to the extent such representations and warranties expressly relate to an earlier date, on and as of such earlier date), except, in the case of this clause (ii), where the failure of such representations and warranties to be true and correct (in each case disregarding all qualifications and exceptions contained therein relating to materiality) does not have a material adverse effect on the ability of Purchaser to consummate the Transactions.

(b)    Purchaser shall have performed and complied in all respects with the agreements, covenants and obligations required by this Agreement to be performed or complied with by Purchaser at or before the Closing, except where the failure to perform or comply with such agreements, covenants and obligations does not and would not reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Transactions.

(c)    Purchaser shall have delivered to Seller a certificate, dated as of the Closing Date and executed by an authorized signatory of Purchaser in the name and on behalf of Purchaser, certifying that all of the conditions set forth in Sections 8.01(a)(i) and 8.01(a)(ii) have been satisfied.

(d)    Purchaser shall have delivered to Seller, in form and substance reasonably satisfactory to Seller and approved by Seller’s counsel, those deliverables set forth in Section 3.03.

(e)    There shall not be in effect on the Closing Date any final, non-appealable Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the Transactions (other than any such Order or Law resulting from a Proceeding instituted by Seller or its Affiliates).

(f)    The Required Regulatory Approvals set forth on Schedule 4.03(b) shall have been obtained, made or given, and shall be in full force and effect and final and non-appealable, and all waiting periods relating to any such Required Regulatory Approval, including the period provided in the FPA for seeking rehearing of the FERC Order approving the transaction pursuant to Section 203 of the FPA, shall have expired or terminated.

(g)    The Seller Approvals set forth on Schedule 4.03 shall have been obtained or given, and shall be in full force and effect

(h)    To the extent required by Law, the Parties shall have made the appropriate filings under the HSR Act, and any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated or approval shall have been granted thereunder.

(i)    Seller is reasonably satisfied that title to the Acquired Assets can be conveyed by Seller to Purchaser pursuant to this Agreement free and clear of any Specified Claims and otherwise in accordance with this Agreement.

ARTICLE IX.
INDEMNIFICATION; LIMITATIONS ON LIABILITY; AND WAIVERS

9.01    Indemnity

From and after Closing:

(a)    Seller shall indemnify, defend and hold harmless Purchaser from and against all Losses incurred or suffered by Purchaser (whether or not such Losses relate to a Direct Claim or Third Party Claim) resulting from:

(i)    any breach or inaccuracy as of the Closing of any representation or warranty of Seller contained in Article IV of this Agreement (with the exception of any representation or warranty contained in Section 4.10) or in the certificate delivered by Seller pursuant to Section 3.02 (as though each such representation and warranty were made as of the Closing, except to the extent a representation and warranty is expressly made as of an earlier date, in which case only as of such earlier date);

(ii)    any breach of any covenant or agreement of Seller contained in this Agreement; and

(iii)    the Excluded Liabilities.

(b)    Purchaser shall indemnify, defend and hold harmless Seller from and against all Losses incurred or suffered by Seller (whether or not such Losses relate to a Direct Claim or Third Party Claim) resulting from:

(i)    any breach or inaccuracy as of the Closing of any representation or warranty of Purchaser contained in Article V of this Agreement or in the certificate delivered by Purchaser pursuant to Section 3.03 (as though each such representation and warranty were made as of the Closing, except to the extent a representation and warranty is expressly made as of an earlier date, in which case only as of such earlier date);

(ii)    any breach of any covenant or agreement of Purchaser contained in this Agreement; and

(iii)    the Assumed Liabilities and the Assumed Environmental Liabilities.

9.02    Limitations of Liability

Notwithstanding anything in this Agreement to the contrary:

(a)    The respective representations, warranties, covenants and agreements of Seller and Purchaser contained in this Agreement (or in any certificate delivered hereunder) and all waivers, disclaimers and limitations of a Party’s liability contained in this Agreement, shall (i) in the case of fraud, intentional misrepresentation, the Fundamental Representations, and the representations and warranties relating thereto set forth in the Closing certificates delivered hereunder, survive the Closing Date indefinitely; (ii) in the case of the representations and warranties set forth in Section 4.09, and the representations and warranties relating thereto set forth in the Closing certificates delivered hereunder, survive the Closing Date until the thirtieth (30th) day after the expiration of the applicable statute of limitations; (iii) in the case of the representations and warranties set forth in Section 4.10, and the representations and warranties relating thereto set forth in the Closing certificates delivered hereunder, terminate on the Closing; (iv) in the case of all representations and warranties set forth in this Agreement (other than the representations and warranties described in the immediately preceding clauses (i), (ii) and (iii) and the representations and warranties relating thereto set forth in the Closing certificates delivered hereunder), survive the Closing Date for a period of twelve (12) months after the Closing Date; (v) in the case of any of the Parties’ respective covenants and agreements which by their terms are to be performed at or prior to the Closing, terminate at the Closing; (vi) in the case of any of the Parties’ respective covenants and agreements which by their terms are to be performed after the Closing, survive the Closing Date for the period provided in accordance with their express terms; (vii) in the case of all covenants and agreements not covered by the immediately preceding clause (vi), which by their nature are to be performed after the Closing, survive the Closing Date for the period until they are fully performed; and (viii) in the case of all waivers, disclaimers and limitations of a Party’s liability, survive the Closing Date indefinitely. Seller shall have no liability for indemnification claims made under Section 9.01(a)(i) for breaches of representations other than Seller’s Fundamental Representations (which for these purposes shall not include Section 4.06) unless and until the aggregate amount of all claims reaches [***] (the “Seller Deductible”), at which point Seller shall indemnify Purchaser for amounts in excess thereof; provided that Seller shall not be required to indemnify Purchaser for amounts in excess of [***] (the “Seller Indemnity Cap”). No Party shall have any liability for indemnification claims made under Section 9.01 unless a written notice of such claim is provided in accordance with Section 9.05 prior to the expiration of any applicable survival period provided in this Section 9.02. Notwithstanding anything to the contrary in this Agreement or any applicable statute of limitations, in no event shall any Party bring any action, demand or claim relating to the inaccuracy or breach of any representation or warranty or any other breach of any representation, warranty, covenant or agreement following the termination of the applicable survival period provided for in this Section 9.02;

(b)    Purchaser must give written notice to Seller in accordance with Section 9.05 after becoming aware of any breach by Seller of any representation, warranty, covenant or agreement in this Agreement;

(c)    Seller must give written notice to Purchaser in accordance with Section 9.05 after becoming aware of any breach by Purchaser of any representation, warranty, covenant or agreement in this Agreement;

(d)    without limiting the provisions of Section 9.02(e), the Party seeking indemnification hereunder shall have a duty to use commercially reasonable efforts to mitigate any Losses;

(e)    Purchaser shall, contemporaneously with seeking recovery from Seller for any Loss pursuant to Section 9.01, exercise its commercially reasonable efforts to seek recovery from third parties (including insurance recoveries);

(f)    if Seller pays to Purchaser any amount in respect of a claim for indemnity brought by Purchaser pursuant to Section 9.01 and Purchaser subsequently recovers, directly or indirectly, from any other Person any amount in respect of the Losses underlying such claim, then Purchaser shall promptly pay to Seller all such amounts recovered directly or indirectly from such other Person, less any out of pocket expenses or attorneys’ fees reasonably incurred by Purchaser in connection with such recovery; provided that Purchaser shall not be required to pay to Seller any amount in excess of the amount paid by Seller pursuant to Section 9.01 in respect of the subject claim;

(g)    Seller and Purchaser acknowledge that after the Closing, the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for breach of any representation, warranty, covenant or agreement contained in this Agreement or for any other Proceeding arising in connection with or with respect to the Transactions. As the payment of money shall be adequate compensation, each of Purchaser and Seller hereby waives any right to rescind this Agreement or any of the Transactions; and

(h)    references to material adverse effect and other materiality qualifications shall be disregarded solely for purposes of calculating Losses with respect to which one Party indemnifies the other pursuant to Section 9.01. For purposes of clarity, such references shall not be disregarded in determining whether a breach by a Party of any of its representations made herein or hereunder has occurred.

9.03    Waiver of Claims

Subject to Section 9.01, effective as of the Closing, Purchaser hereby unconditionally waives and releases Seller and its Affiliates and their respective Representatives (collectively, the “Released Parties”) from and against, all claims and all obligations, damages and liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due, whether known or unknown), expenses or other Losses arising from or relating to, and shall not make any claim against the Released Parties in respect of, the Assumed Liabilities with respect to the Closing, whenever arising or occurring, and whether arising under contract, statute, common law or otherwise.

9.04    Waiver of Remedies.

(a)    Except as expressly provided in this Agreement, the Parties hereby agree that no Party shall have any liability, and no Party shall (and each Party shall cause its respective Affiliates not to) make any claim, for any Loss or any other matter, under, relating to or arising out of this Agreement (including breach of representation, warranty, covenant or agreement) or any other document, agreement, certificate or other instrument delivered pursuant hereto, whether based on contract, tort, strict liability, other Laws or otherwise. Notwithstanding anything to the contrary in this Agreement, the Parties further acknowledge and agree that from and after the Closing, except as set forth in Section 10.02, the indemnification provisions in Article IX shall be the sole and exclusive remedy of the Parties with respect to the Closing for any breach of this Agreement or any other document, agreement, certificate or other matter delivered pursuant hereto, whether based on contract, tort, strict liability, other Laws or otherwise.

(b)    NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO PARTY NOR ANY OF ITS AFFILIATES SHALL BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES, DIMINUTION IN VALUE, OR LOST PROFITS, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER

PARTY’S OR ANY OF ITS AFFILIATES’ SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT; PROVIDED, HOWEVER, IN NO EVENT SHALL THIS SECTION 9.04(b) BE A LIMITATION ON ANY OBLIGATION OF A PARTY HEREUNDER WITH RESPECT TO A THIRD PARTY CLAIM RELATING TO ANY SUCH OBLIGATION.

(c)    Notwithstanding anything in this Agreement to the contrary, (i) no Representative or Affiliate of Seller (nor any Representative of any such Affiliate or any Person directly or indirectly owning any interest in Seller) shall have any liability to Purchaser or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Seller in this Agreement or in any certificate delivered pursuant to this Agreement; and (ii) no Representative or Affiliate of Purchaser (nor any Representative of any such Affiliate or any Person directly or indirectly owning any interest in Purchaser) shall have any liability to Seller or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Purchaser in this Agreement or in any certificate delivered pursuant to this Agreement.

9.05    Procedure with Respect to Indemnification.

(a)    Each claim for indemnification under this Agreement, including with respect to those claims or causes of action of a third party (a “Third Party Claim”) and those claims to be indemnified by any Party under this Agreement which does not involve a Third Party Claim (a “Direct Claim”), must be made by delivery by the Party to be indemnified (the “Claiming Party”) to the Party responsible for the indemnification obligation (the “Responding Party”) of written notice containing details reasonably sufficient to disclose to the Responding Party the nature and scope of the claim including an estimate of the amount of claimed Losses and copies of all relevant pleadings, documents and information, in the case of a Direct Claim, as soon as possible (but in any event within thirty (30) days) after the Claiming Party’s knowledge of such claim and in the case of any Third Party Claim, as soon as possible (but in any event within ten (10) Business Days) after the Claiming Party’s knowledge of such claim. The failure of the Claiming Party to so notify the Responding Party shall not relieve the Responding Party of liability hereunder except to the extent that the defense of such Third Party Claim is prejudiced by the failure to give or to timely give such notice, in which case the Responding Party shall be relieved of its indemnification obligations to the extent of such prejudice.

(b)    If any Third Party Claim is asserted against the Claiming Party and the Claiming Party gives notice to the Responding Party pursuant to Section 9.05(a), the Responding Party shall be entitled to participate in the defense of such Third Party Claim and, if the Responding Party wishes, the Responding Party may elect to control the defense of such Third Party Claim (such election to be without prejudice to the right of the Responding Party to dispute whether such Third Party Claim is for indemnifiable Losses under this Article IX); provided, however, the Responding Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim if (i) the Responding Party has not given written notice to the Claiming Party of its intention to assume control of the defense of such Third Party Claim within thirty (30) days after notice from the Claiming Party of such Third Party Claim; or (ii) the Responding Party has failed or is failing to prosecute or defend diligently the Third Party Claim with counsel reasonably acceptable to the Claiming Party after written notice specifying the grounds of such failure and which failure has not been remedied promptly. The Claiming Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by the Claiming Party in its sole discretion) in any such action and to participate in (but not control) the defense or settlement thereof, and the fees and expenses of such counsel shall be paid by such Claiming Party. The Claiming Party shall fully cooperate with the Responding Party and its counsel in the defense or compromise of such Third Party Claim. If the Responding Party assumes the defense of a Third Party Claim, no compromise or settlement of such Third Party Claim may be effected by the Responding Party without the Claiming Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless (A) there is no finding or admission of any violation of Law or any violation of the rights of any Person and no materially adverse effect on any other claims that may be made against the Claiming Party; and (B) the sole relief provided is monetary damages that are fully covered by the Responding Party (if such claim by the Claiming Party for indemnification is successful). If the Claiming Party withholds, conditions or delays its consent unreasonably with respect to any compromise or settlement of a Third Party Claim to be effectuated by the Responding Party in accordance with this Agreement, the Claiming Party shall be responsible for any future expenses and excess settlement amounts relating to such Third Party Claim.

(c)    If the Claiming Party gives notice to the Responding Party of any Third Party Claim pursuant to Section 9.05(a), and the Responding Party does not give notice to the Claiming Party of its election to control the defense of such Third Party Claim in accordance with Section 9.05(b), or if the Responding Party receives a written notice from the Claiming Party specifying grounds of the Responding Party’s failure to prosecute or defend diligently the Third Party Claim with counsel reasonably acceptable to the Claiming Party and such failure has not been remedied promptly, then the Claiming Party shall (upon written notice to the Responding Party) have the right to control the defense, compromise or settlement of such Third Party Claim; provided, however, that the Responding Party shall, subject to the limitations of liability set forth herein, reimburse the Claiming Party for the costs of defending against such Third Party Claim (including reasonable attorneys’ fees and expenses) and shall, subject to the limitations of liability set forth herein, remain otherwise responsible for any liability with respect to amounts arising from or related to such Third Party Claim, in both cases to the extent it is ultimately determined that such Responding Party is liable with respect to such Third Party Claim for a breach under this Agreement; provided, further, that the Claiming Party may not effect any such compromise or settlement without the prior written consent of the Responding Party (which consent shall not be unreasonably withheld, conditioned or delayed). The Responding Party may elect to participate in such Third Party Claim, negotiations or defense at any time at its own expense.

(d)    In the event of a Direct Claim or Third Party Claim, the Responding Party shall notify the Claiming Party within thirty (30) days of receipt of a written notice of such Direct Claim or Third Party Claim in accordance with Section 9.05(a) whether or not the Responding Party disputes such indemnification claim. From and after the delivery of written notice of an indemnification claim in accordance with Section 9.05(a) by the Claiming Party, at the reasonable request of the Responding Party, each Claiming Party shall grant the Responding Party and its Representatives reasonable access to the books, records, employees, Representatives and properties of such Claiming Party, and in the case of a claim relating to environmental matters, copies of sampling data, environmental reports, proposals and any other correspondence in the possession of the Claiming Party to the extent reasonably related to the matters to which the Direct

Claim relates. All such access shall be granted during normal business hours and shall be granted under conditions which will not unreasonably interfere with the business and operations of such Claiming Party.

(e)    Any amounts recovered by a Claiming Party under any subsection of Section 9.01 with respect to any Losses suffered or incurred by such Claiming Party will be without duplication of any amounts recovered by such Claiming Party under any other subsection of Section 9.01 with respect to such Losses.

ARTICLE X.
TERMINATION

10.01    Termination

This Agreement may be terminated, and the Transactions may be abandoned, prior to Closing as follows:

(a)    by the mutual written consent of the Purchaser and Seller;

(b)    at any time before the Closing, by Purchaser or Seller, in its sole discretion, in the event of a material breach of this Agreement by the other Party which breach is not cured by the breaching Party within ten (10) days following receipt of written notice of the alleged breach sent by the non-breaching Party; provided that the non-breaching Party shall not itself be in material breach of its representations, warranties, covenants or obligations hereunder;

(c)    by either Purchaser or Seller, by written notice to the other Party if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order or taken any other action which, in either such case, has the effect of restraining, enjoining, or otherwise preventing or prohibiting the consummation of the Transactions;

(d)    by either Purchaser or Seller, by written notice to the other Party, if the Closing has not occurred [***] (the “Outside Date”); provided that such Party is not itself in material breach of its representations, warranties, covenants or obligations hereunder; or

(e)    by Purchaser pursuant to Section 6.09(b) or Section 11.14(e) or (f).

10.02    Effect of Termination.

(a)    In the event of a valid termination of this Agreement pursuant to Section 10.01 prior to the Closing Date, this Agreement shall forthwith become void and except as provided in Section 10.02(b) below, there will be no liability or obligation hereunder on the part of Seller or any of its Affiliates or Purchaser or any of its Affiliates.

(b)    Notwithstanding Section 10.02(a) above, (i) Article I, Section 6.01(a), Section 9.02(h), Section 9.04, this Section 10.02 and Article XI will survive any such termination; and (ii) if this Agreement is validly terminated by a Party pursuant to Section 10.01(b), then the terminating Party shall be entitled to all rights and remedies available at law or in equity, subject to the express limitations contained herein.

10.03    Specific Performance

Each Party hereby acknowledges and agrees that the rights of each Party to consummate the Transactions (including the satisfaction of the condition to any Closing) are special, unique and of extraordinary character and that, if, prior to the earlier of valid termination of this Agreement and the Closing, any Party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching Party may be without an adequate remedy at law. If, prior to the earlier of valid termination of this Agreement pursuant to this Article X and the Closing, any Party violates or fails or refuses to perform any covenant or agreement made by such Party herein, the non-breaching Party may (at any time prior to the valid termination of this Agreement pursuant to this Article X or the Closing), subject to the terms hereof and provided that the non-breaching Party is not itself then in material breach of this Agreement, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

ARTICLE XI
MISCELLANEOUS

11.01    Entire Agreement

This Agreement, the Confidentiality Agreement and each of the other Transaction Documents supersede all prior discussions, understandings and agreements, both written and oral, between the Parties with respect to the subject matter hereof and thereof, and contain the sole and entire agreement between the Parties with respect to the subject matter hereof and thereof. In the event of a conflict between this Agreement and any of the other Transaction Documents, the terms of this Agreement shall prevail.

11.02    Expenses

Except as otherwise specified in this Agreement, whether or not the Transactions are consummated, each Party shall pay its own costs and expenses incurred in connection with the negotiation and execution of this Agreement and the consummation of the Transactions.

11.03    Announcements

During the Interim Period, neither Seller nor Purchaser nor any of their respective Affiliates shall issue or make any reports, statements or releases to the public regarding the Transactions without the consent of the other Party. If either Party is unable to obtain the approval of its public report, statement or release from the other Party and such report, statement or release is, in the opinion of such Party, required by Law in order to discharge such Party’s disclosure obligations, then such Party may make or issue the legally required report, statement or release and promptly provide the other Party with a copy thereof. Seller and Purchaser shall also obtain the other Party’s prior approval of any press release to be issued immediately following the Closing announcing the consummation of the Closing.

11.04    No Waiver

Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant under this Agreement or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11.05    Amendments

Any provision of this Agreement may be modified, supplemented or waived only by an instrument in writing duly executed by Purchaser and Seller. Any such modification, supplement or waiver shall be for such period and subject to such conditions as shall be specified in the instrument effecting the same and shall be binding upon each of Purchaser and Seller.

11.06    Addresses for Notices

 All notices, consents, and other communications required or permitted to be given or made under this Agreement shall be given or made in writing, and shall be deemed to have been received only if and when (a) personally delivered; (b) on the third (3rd) day after mailing, by certified mail return receipt requested, addressed in each case as follows (or to such other address as may be specified by like notice); (c) the next day, after mailing by reputable national overnight courier service; or (d) received by email transmission. Each Party may change the address by which proper notice shall be given pursuant to this Section 11.06 by providing notice to the other Party in accordance with this Section 11.06.

If to Seller:

Hoosier Energy Rural Electric Cooperative, Inc.

2501 South Cooperative Way

Bloomington, IN 47403

Attn: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Eversheds Sutherland (US) LLP
999 Peachtree Street, NE, Suite 2300
Atlanta, GA 30309

Attn: [***]

Email: [***]

If to Purchaser:

Hallador Power Company, LLC

1183 East Canvasback Drive

Terre Haute Indiana 47802

Attn: [***]

Email: [***]

with a copy to (which shall not constitute notice):

King & Spalding LLP
1100 Louisiana Street, Suite 4100
Houston, TX 77002
Attn: [***]
Email: [***]

11.07    Captions

The captions and section headings appearing in this Agreement are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.

11.08    Severability

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In the event any such prohibition or unenforceability, the application of such provision will be interpreted so as to reasonably effect the intent of the Parties and the Parties shall use commercially reasonable efforts to replace such prohibited or unenforceable provision with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such prohibited or unenforceable provision.

11.09    Assignment

The obligations of each Party under this Agreement are not assignable without the prior written consent of the other Party, which may be withheld in such other Party’s discretion.

11.10    No Third-Party Beneficiary

The terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity or release under Sections 6.01(a), 9.03, 9.04(b), 9.04(c) or 11.15.

11.11    Counterparts

This Agreement may be executed in multiple counterparts, and all executed counterparts taken together shall constitute one and the same agreement. Signature pages from separate counterparts may be sent by electronic means (such as an email exchange of .pdf, .tif or similar files) and may be combined to form a single Agreement.

11.12    Governing Law

This Agreement will be governed by and construed in accordance with the domestic Laws of the State of Indiana without giving effect to any choice or conflict of law provision or rule (whether of the State of Indiana or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Indiana.

11.13    Dispute Resolution.

(a)    Arbitration. Any dispute, controversy, or claim (of any and every kind or type, whether based upon contract, tort, statute, regulation, or otherwise) (a “Dispute”) arising out of, connected with or relating in any way to this Agreement, including any question regarding its existence, validity or termination, which cannot be resolved by direct communication between the Parties shall be referred to and resolved by final and binding arbitration.

(b)    Rules. The Dispute shall be administered by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules (“Rules”). The seat of arbitration shall be Indianapolis, Indiana. The language of the arbitration shall be English.

(c)    Number of Arbitrators. The arbitral tribunal shall consist of a single arbitrator if the Dispute involves claims and counterclaims valued in the aggregate of less than [***] or by three arbitrators if: (i) the Dispute involves claims and counterclaims valued in the aggregate of equal to or more than [***]; and/or (ii) only declaratory or other non-monetary relief is sought. In the event of a disagreement between the Parties concerning the aggregate value for claims and counterclaims involved in the Dispute, the tribunal shall consist of three arbitrators.

(d)    Appointment of Arbitral Tribunal.

(i)    In the event that one (1) arbitrator shall hear and determine the Dispute, the Parties shall attempt to agree upon a qualified individual to serve as arbitrator. If the Parties are unable to so agree within thirty (30) days of the response to the notice of arbitration, or such other time as the Parties may agree in writing, then the arbitrator shall be selected and appointed in accordance with the Rules.

(ii)    In the event that three (3) arbitrators shall hear and determine the Dispute, the claimant(s) in the request for arbitration and the respondent(s) in the response shall each designate one (1) person to act as arbitrator. The two (2) arbitrators so selected shall, within thirty (30) days of their appointment, select a third (3rd) arbitrator who shall serve as the chairperson of the arbitral tribunal. The arbitrators selected shall be qualified by education, training and experience to hear and determine matters in the nature of the Dispute, which in the case of an environmental Dispute shall include expertise in the subject matter of the environmental Dispute.

(iii)    If a Party fails to appoint an arbitrator as provided herein, or if the arbitrators selected by the Parties are unable or fail to agree upon a third (3rd) arbitrator, then that arbitrator shall be selected and appointed in accordance with the Rules.

(iv)    Should an arbitrator die, resign, refuse to act, or become incapable of performing his or her functions as an arbitrator, the AAA may declare a vacancy on the tribunal, and the vacancy shall be filled by the method by which the arbitrator was originally appointed.

(e)    Conservatory of Interim Measures. Nothing herein shall prevent any Party, before arbitration has been commenced or any time thereafter, from seeking conservatory and interim measures, including, but not limited to, temporary restraining orders or preliminary injunctions, or their equivalent, from a court of competent jurisdiction.

(f)    Discovery. At the request of a Party, the arbitral tribunal shall have the discretion to order the disclosure of non-privileged, specified documents or narrow and specific categories of non-privileged documents reasonably thought to exist. Such a request shall (i) identify the particular document(s) or specific categories of documents sought with a reasonable degree of specificity; (ii) describe how the documents requested are relevant and material to the outcome of the Dispute; and (iii) include a statement that the documents are not in the possession, custody or control of the requesting Party and of the reason why that Party believes the documents are in the possession, custody or control of the other Party. No other form of discovery, to include, without limitation, depositions, interrogatories, or requests for admission, shall be permitted without the agreement of both Parties.

                             (g)    Entry of Judgment. Judgment on the award may be entered and enforced in any court of competent jurisdiction.

(h)    No Appeal. Any right to challenge any arbitral decision or award, or to oppose enforcement of any such decision or award before a court or any Governmental Authority is hereby waived by the Parties except with respect to the limited grounds for modification or non-enforcement provided by the Rules.

(i)    Except to the extent that disclosure may be required by Law or otherwise required by a court or arbitration, or to enforce or challenge an award, or as may be required pursuant to the terms of financing agreements to which a Party is bound, the Parties undertake to keep confidential the existence, content or results of any arbitration, and undertake not to disseminate to any third party or any of such Party’s Affiliates, nor use for any purpose other than the arbitration immediately at hand any documents or information disclosed in connection with any such arbitration, without the prior written consent of all the Parties concerned.

11.14    Disclosure.

(a)    Seller may, at its option, include in the Seller Disclosure Schedules items that are not material, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement.

(b)    In no event shall disclosure of any matter, fact, occurrence, information or circumstance in this Agreement be deemed or interpreted to broaden the scope of, or alter or otherwise change, the representations and warranties, obligations, covenants, conditions, indemnities or agreements contained in this Agreement or any of the other Transaction Documents, or to create any representation, warranty, obligation, covenant, condition, indemnity or agreement that is not contained in this Agreement or any of the other Transaction Documents. The inclusion of any matter, fact, occurrence, information or circumstance in this Agreement shall not be construed as an admission or acknowledgement or otherwise imply that such matter, fact, occurrence, information or circumstance is required to be listed in this Agreement in order for any representation or warranty in this Agreement to be true and correct, or that any such matter, fact, occurrence, information or circumstance arises to a material adverse effect or is material (or not material) to or outside (or in) the ordinary course of business of Seller (or the Business) (or that such matter, fact, occurrence, information or circumstance is above or below any specified threshold).

(c)    During the Interim Period, Seller shall have the right (but not the obligation) to provide a Schedule Update with respect to (i) the environmental matters set forth in Section 4.10 relating to issues or conditions existing as of the Effective Date of which Seller had no Knowledge as of the Effective Date (each such Schedule Update, an “Unknown Existing Environmental Issue Update”); (ii) any action, occurrence, fact, development, event or circumstance arising prior to the Effective Date to correct any unintentional inaccuracy or breach in any of the other representations and warranties made in this Agreement as of the Effective Date (other than the Seller Fundamental Representations) (each such Schedule Update, a “Corrective Update”) or (iii) any action, occurrence, fact, development, event or circumstance (A) arising during the Interim Period and (B) not resulting from a breach by Seller of this Agreement (each such Schedule Update, an “Interim Update”); provided that, except as expressly provided below in this Section 11.14, such Schedule Update shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Article VII have been satisfied.

(d)    Each Unknown Existing Environmental Issue Update shall be deemed to amend the Schedules and qualify and cure the breach(es) of the related representations and warranties of the Seller herein for all purposes.

(e)    Purchaser shall have the right to terminate this Agreement prior to the Closing for any Interim Update that, either individually or in the aggregate with all other Interim Updates, would reasonably be expected to result in a material adverse effect upon Purchaser’s ownership, operation or use of, or the costs and expenses associated with, the Acquired Assets, after the Closing. If Purchaser does not elect to terminate this Agreement as a result of any such Interim Update for failure to satisfy the conditions set forth in Article VII in connection with such Interim Update, and if the Closing occurs, such Interim Update shall be deemed to have cured any breach relating to the matter set forth in such update for purposes of indemnification pursuant to Article IX; provided, however, that in the case of any Interim Updates that relate to the environmental matters set forth in Section 4.10, those matters identified in such Interim Update shall become Excluded Liabilities and not be included in the Assumed Liabilities.

(f)    Each Corrective Update shall be deemed to amend the Schedules and qualify and cure the breach(es) of the related representations and warranties of the Seller herein solely for purposes of satisfying Article VII, but Purchaser shall have the right to terminate this Agreement prior to the Closing for any Corrective Update that, either individually or in the aggregate with all other Corrective Updates, would reasonably be expected to cause Purchaser to incur or suffer indemnifiable Losses that would exceed [***] after the Closing. Purchaser shall retain the right to seek recourse under Article IX relating to matters disclosed in any Corrective Update. Notwithstanding the foregoing, in the case of any Corrective Updates that relate to the environmental matters set forth in Section 4.10, those matters identified in such Corrective Update shall become Excluded Liabilities and not be included in the Assumed Liabilities.

11.15    Acknowledgement; Disclaimer

EXCEPT FOR AND SUBJECT TO THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV (AS MODIFIED BY THE SCHEDULES): (A) THE ASSETS ARE SOLD “AS-IS, WHERE-IS, WITH ALL FAULTS” AND NONE OF SELLER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING, AND SELLER AND ITS AFFILIATES SPECIFICALLY DISCLAIM, ANY AND ALL OTHER REPRESENTATION OR WARRANTY

OF ANY KIND, WHATSOEVER, EXPRESS OR IMPLIED, AS TO THE ACQUIRED ASSETS, OR ANY PART THEREOF, INCLUDING AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING THE ACQUIRED ASSETS NOT INCLUDED IN THIS AGREEMENT AND (B) SELLER MAKES NO REPRESENTATION OR WARRANTY TO PURCHASER WITH RESPECT TO BUSINESS OPERATIONS, ANY FINANCIAL PROJECTIONS, FORECASTS OR FORWARD-LOOKING STATEMENTS OF ANY KIND OR NATURE WHATSOEVER RELATING TO SELLER OR THE BUSINESS.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party hereto as of the date first above written.

HOOSIER ENERGY RURAL ELECTRIC COOPERATIVE, INC.

By:         ____________________________
Donna L. Walker
President and Chief Executive Officer

{signatures continue on next page}

HALLADOR POWER COMPANY, LLC

By:         ____________________________
Brent K. Bilsland
President